RENEWAL ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

March 29, 2005

Suite 1560, 200 Burrard Street
Vancouver, BC   V6C 3L6

GOLDCORP INC.
RENEWAL ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

The information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp Inc. (“Goldcorp”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future price of gold. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Currency Presentation and Exchange Rate Information

All currency amounts in this annual information form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars.

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian dollars at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year:

	Year Ended December 31
	2004	2003	2002	2001	2000
High(1)	C$1.3968	C$1.5747	C$1.6128	C$1.6023	C$1.5592
Low(1)	1.1774	1.2924	1.5108	1.4933	1.4350
Average(2)	1.2959	1.4010	1.5702	1.5519	1.4855
Closing(1)	1.2036	1.2924	1.5800	1.5925	1.4995

(1)	The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The average rate means the average of the exchange rates on the last day of each month during the year.

On March 28, 2005, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = C$1.2236.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, 2004, as quoted on the London Bullion Market, were as follows:

	Year ended December 31
	2004	2003	2002

High	$454	$416	$349
Low	375	320	278
Average	410	363	310
Closing	436	416	347

On March 24, 2005, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market, was $425.

CORPORATE STRUCTURE

Goldcorp Inc. (“Goldcorp” or the “Corporation”) is a corporation governed by the Business Corporations Act (Ontario) (the “OBCA”). Effective November 1, 2000, the Corporation amalgamated with CSA Management Inc. (“CSA”) pursuant to a statutory plan of arrangement (the “Arrangement”) under the OBCA. Prior to the Arrangement, Goldcorp was the continuing corporation formed on March 31, 1994 by the amalgamation of a predecessor corporation of Goldcorp, Dickenson Mines Limited and CSA Management Limited pursuant to a statutory plan of arrangement under the OBCA.

Pursuant to Articles of Amendment dated May 10, 2002, the authorized capital of the Corporation was altered by subdividing all of the then issued and outstanding common shares of the Corporation on the basis of two new common shares for one then existing common share (the “Subdivision”). All references to Common Shares in this annual information form are to post-Subdivision shares.

Goldcorp’s head office is located at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its registered office is located at Suite 2700, 145 King Street West, Toronto, Ontario, M5H 1J8.

The following table sets out, as at December 31, 2004, the direct and indirect material subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of their voting securities held by the Corporation:

	Jurisdiction of	Percentage of Voting
Subsidiary	Incorporation	Securities Held

Wharf Resources Ltd.	Ontario	100%
Wharf Resources (U.S.A.), Inc.	Colorado	100%
Wharf Resources Management Inc.	Delaware	100%
Wharf Reward Mines Inc.	Delaware	100%
1016203 Alberta Inc.	Alberta	100%
Goldcorp Acquisition ULC	Nova Scotia	100%

GENERAL DEVELOPMENT OF THE BUSINESS

Goldcorp is a North American based gold producer. The Corporation owns and acquires properties, explores for precious metals, develops mines and produces mostly gold. By market capitalization, it is in the top ten gold producers globally. Goldcorp owns one of the highest-grade gold deposits in the world, the Red Lake mine (the “Red Lake Mine”), which is located in Ontario, Canada and has produced more than 500,000 ounces of gold annually since 2001. The Red Lake Mine is the largest producing gold mine in Canada. The Corporation also produces gold at the Wharf mine (the “Wharf Mine”) in the historic lead mining area in the Black Hills of South Dakota in the United States. Goldcorp also owns an industrial minerals operation, Saskatchewan Minerals, in Saskatchewan, Canada, which produces sodium sulphate used primarily in the detergent industry.

The Red Lake Mine resumed commercial production on January 1, 2001, with actual mining of the high-grade ore commencing in the second half of 2000. The production from the Red Lake Mine has had a significant positive impact on the Corporation’s financial position and operating results.

Goldcorp also has extensive holdings of minerals rights in the Red Lake District, including the Cochenour Mine property and the Abino prospect.

Goldcorp generated earnings of $51.3 million for 2004, largely as a result of the performance of the Red Lake Mine. The net profit margin was 26.9% (which is defined as earnings as a percentage of revenue). Earnings per share for 2004 were $0.27 per share ($0.27 per share on a diluted basis).

Wheaton Transaction

On December 29, 2004, Goldcorp and Goldcorp Acquisition ULC (“Goldcorp ULC”) made an offer (the “Goldcorp Offer”) to acquire all of the outstanding common shares (the “Wheaton Shares”) of Wheaton River Minerals Ltd. (“Wheaton”) on the basis of 0.25 of a Common Share for each Wheaton Share. On February 8, 2005, Goldcorp announced that a special dividend of $0.50 per share (the “Special Dividend”) would be paid to Goldcorp shareholders if the Goldcorp Offer was successful. As of March 3, 2005, Goldcorp and Goldcorp ULC had acquired 470,379,130 Wheaton Shares, representing approximately 82% of all issued and outstanding Wheaton Shares pursuant to the Goldcorp Offer. Pursuant to the acquisition agreement dated December 23, 2004 between Goldcorp and Wheaton (the “Acquisition Agreement”), Goldcorp and Wheaton agreed that following the acquisition of a minimum of 66 2/3% of the Wheaton Shares by Goldcorp and Goldcorp ULC pursuant to the Goldcorp Offer, they would take all necessary steps to proceed with a transaction whereby Goldcorp would acquire all Wheaton Shares not tendered to the Goldcorp Offer. This transaction will be carried out by way of a plan of arrangement involving Goldcorp, Goldcorp ULC and Wheaton (the “Arrangement”). On March 14, 2005, Goldcorp, Goldcorp ULC and Wheaton entered into the arrangement agreement (the “Arrangement Agreement”) in connection with the Goldcorp Offer.

The purpose of the Arrangement is to allow Goldcorp to acquire all Wheaton Shares not tendered to the Goldcorp Offer for consideration per Wheaton Shares that is the same as that offered under the Goldcorp Offer (0.25 of a Goldcorp Share for each Wheaton Share) and will be structured in a manner to allow holders of Wheaton Shares who are resident in Canada, and to potentially allow shareholders who are resident in the United States, to exchange their Wheaton Shares for Goldcorp Shares on a tax-deferred, rollover basis. The Arrangement is expected to be completed by the end of April 2005.

Pursuant to the Goldcorp Offer, Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, was appointed as the President and Chief Executive Officer and a director of Goldcorp, Robert McEwen, the former Chairman and Chief Executive Officer of Goldcorp, was appointed as the non-executive Chairman of Goldcorp, and the board of directors of Goldcorp was expanded and reconstituted to comprise ten members, five of which are current directors of Goldcorp (Robert R. McEwen, David R. Beatty, Brian W. Jones, Dr. Donald R.M. Quick and Michael L. Stein) and five of which are directors of Wheaton (Ian W. Telfer, John P. Bell, Lawrence I. Bell, Douglas Holtby and Antonio Madero).

Additional information relating to Wheaton can be found on SEDAR at www.sedar.com and on the United States

Securities and Exchange Commission website at www.sec.gov. The Wheaton 2004 Renewal Annual Information Form, dated March 29, 2005, is incorporated herein by reference.

DESCRIPTION OF THE BUSINESS

Goldcorp is engaged in the acquisition, exploration and operation of precious metal properties. The Corporation continues to investigate and negotiate the acquisition of additional precious metal mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

The Corporation’s principal product is gold. There is a worldwide gold market into which the Corporation can sell and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the gold which it produces.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Corporation to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Raw Materials

The Corporation has gold mineral reserves at the Red Lake Mine in Ontario, Canada and the Wharf Mine in South Dakota, United States.

Environmental Protection Requirements

See “Gold Properties — Red Lake Mine — Environmental Matters”, “Gold Properties — Other Red Lake Activities — Environmental Matters”, “Gold Properties — Wharf Mine — Environmental Matters”, “Gold Properties — Golden Reward Mine — Environmental Matters” and “Industrial Minerals — Saskatchewan Minerals — Environmental Matters” for details.

Employees

As at December 31, 2004, the Corporation had 29 full-time employees working at its head office in Toronto, Ontario, 140 salaried employees at the Red Lake Mine, 91 hourly and 22 salaried employees at the Wharf Mine, and 26 hourly and salaried employees at Saskatchewan Minerals. See “Gold Properties — Red Lake Mine — Employees”, “Gold Properties — Wharf Mine — Employees” and “Industrial Minerals — Saskatchewan Minerals — Employees” for further details.

Environmental Policy

Goldcorp has implemented an environmental policy which states that the Corporation is committed to the protection and preservation of the environment and to compliance with all relevant industry standards, environmental legislation and regulations. In the absence of legislation, Goldcorp will apply cost-effective best management practices to advance environmental protection and to minimize environmental risks. Environmental objectives and targets will be determined and reviewed by means of a documented program, which will involve the participation of all employees of the Corporation and allow them to contribute and be part of good environmental stewardship.

Risk Factors

Goldcorp’s operations and financial performance are subject to the normal risks of mining and are subject to various factors which are beyond the control of the Corporation; certain of these risk factors are described below:

Gold Price Volatility

Goldcorp’s earnings are directly related to the price of gold as its revenues are derived primarily from gold mining. Goldcorp’s current policy is not to engage in gold hedging activities. Gold prices fluctuate widely and are affected by numerous factors beyond Goldcorp’s control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions and production costs in major gold producing regions. The effect of these factors, individually or in the aggregate, on the price of gold is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect Goldcorp’s financial performance or results of operations. Further, if the market price of gold falls, profitability and cash flow will suffer and Goldcorp may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Dependence on the Red Lake Mine

Goldcorp’s operations at the Red Lake Mine currently account for most of Goldcorp’s gold production and revenue. In addition, Goldcorp’s principal exploration and development program is based at the Red Lake Mine. Any adverse development affecting the Red Lake Mine would have a material adverse effect on Goldcorp’s financial performance and results of operations and Goldcorp’s ability to implement its growth strategy or achieve its goals for cash production costs.

Risks of Acquisitions

Goldcorp is actively evaluating opportunities to acquire additional gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of Goldcorp’s business, and may expose Goldcorp to new geographic, political, operating, financial and geological risks. Goldcorp’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of Goldcorp. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Goldcorp’s ongoing business; the inability of management to maximize the financial and strategic position of Goldcorp through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, Goldcorp may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Goldcorp to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Goldcorp would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, Goldcorp’s pursuit of any future acquisition may have a material adverse effect on its business, results of operations, financial condition, cash flows and liquidity.

Competition for Mineral Lands

There is a limited supply of desirable mineral lands available for acquisition, claim staking, or leasing in the areas where Goldcorp contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. Goldcorp may be at a competitive disadvantage in acquiring mining properties, as many of its competitors have greater financial resources and larger technical staffs than Goldcorp. Accordingly, there can be no assurance that Goldcorp will be able to compete successfully for new mining properties.

Uncertainty of Reserve Estimates

Reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling, which may prove to be unreliable. Future production could differ dramatically from reserve estimates for the following reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	declines in the market price of gold may render the mining of some or all of Goldcorp’s reserves uneconomic;
•	increases in operating mining costs and processing costs could adversely affect reserves; and
•	the grade of reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves.

Any of these factors may require Goldcorp to reduce its reserve estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Goldcorp’s profitability. Should the market price of gold fall, Goldcorp could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Cash Costs of Gold Production

Goldcorp’s cash production costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves. This is especially important at the Red Lake Mine, where the high grade has allowed Goldcorp to achieve very low cash production costs. In the future, the grades actually recovered by Goldcorp may differ from the estimated grades of the reserves. As these factors are beyond Goldcorp’s control, there can be no assurance that Goldcorp will continue to maintain its status as a low cash cost gold producer or achieve the current goals for its cash production costs.

Mining Risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruptions, the unavailability of materials and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rock bursts, water conditions and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Goldcorp may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental Risks

Goldcorp’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Goldcorp is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Goldcorp is also subject to various reclamation and other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Goldcorp makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Goldcorp has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not adversely affect Goldcorp’s business, results of operations or financial condition.

Under certain environmental laws, Goldcorp could also be held responsible for the costs to address contamination at current or former facilities or third party sites. Goldcorp could also be held liable for exposure to such hazardous substances. Goldcorp is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws are complex, and have tended to become more stringent over time. Any changes in such laws or in the environmental conditions at Goldcorp’s mines could have a material adverse effect on Goldcorp’s financial condition, liquidity or results of operations.

Uncertainty of Exploration and Development Programs

Goldcorp’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, Goldcorp actively seeks to replace and expand its reserves, primarily through exploration and development and, in the future, may do so through strategic acquisitions, as well. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Goldcorp’s exploration and development programs may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. In the event that new reserves are not discovered, Goldcorp may not be able to sustain production beyond the current mine lives, based on current production rates.

Capital Intensive Industry; Uncertainty of Funding

Mining operations require a substantial amount of capital prior to the commencement of, and in connection with, the actual production of gold. Such capital requirements relate to the costs of, among other things, acquiring mining claims and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of the deposit, designing and constructing the mine and processing facilities, purchasing and maintaining mining equipment, and complying with financial assurance requirements established by various regulatory agencies regarding the future restoration and reclamation activities for each property.

Laws and Regulations

Goldcorp’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Such laws and regulations are subject to constant change and amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Goldcorp, causing a reduction in levels of production and delay or prevent the development of new mining properties.

Dependence on Key Personnel

Goldcorp is dependent upon the services of key management personnel. The loss of any of these key personnel, if not replaced, could have a material adverse effect on Goldcorp’s business and its operations. Goldcorp currently does not have key person insurance on these individuals.

Dependence on Dynatec

Goldcorp does not employ its own underground mining personnel at the Red Lake Mine. Goldcorp has outsourced its needs for underground mining personnel at the Red Lake Mine under a contract with Dynatec Corporation (“Dynatec”) which expires on December 31, 2006. During development of the mine in 1999 and 2000, Dynatec was the underground development and construction contractor and, since completion, has continued as the underground mining services contractor. Under the contract, Dynatec will receive incentive payments for achieving specified levels of tonnage production. Goldcorp relies exclusively on Dynatec to bring ore at the Red Lake Mine to the surface for processing. Any interruption in, or problems with, the mining services provided by Dynatec could lead to disruption of mining operations at the Red Lake Mine and adversely affect Goldcorp’s gold production.

Currency Fluctuations

Goldcorp’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as substantially all of Goldcorp’s revenues are earned in US dollars but the majority of its operating and capital expenditures are in Canadian dollars. Generally, Goldcorp does not engage in currency hedging activities.

Volatility of Share Price

The price of the Common Shares may be highly volatile due to factors such as the following, some of which are beyond Goldcorp’s control:

•	fluctuations in the price of gold;
•	variations in grade estimates;
•	variations in Goldcorp’s operating results;
•	operating results that vary from the expectations of securities analysts and investors;
•	changes in expectations as to Goldcorp’s future financial performance, including financial estimates by securities analysts and investors;
•	changes in market valuations of other gold companies;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Goldcorp or its competitors;
•	additions or departures of key personnel; and
•	future sales of Common Shares.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the Common Shares, regardless of its actual operating performance.

Potential Conflicts of Interest

Goldcorp owns approximately 82% of the outstanding voting securities in Wheaton. Mr. Ian Telfer, the President, Chief Executive Officer and a director of the Corporation, is also the Chairman and Chief Executive Officer of Wheaton. Four of the other executive officers of Goldcorp are also officers of Wheaton. Half of the directors of Goldcorp are also directors of Wheaton. Goldcorp also owns approximately 49% of the outstanding voting securities in Lexam Explorations Inc. (“Lexam”), an exploration and development company which is largely inactive due to insufficient financial resources. Mr. Robert McEwen, the Chairman of the Corporation and the former Chief Executive Officer of the Corporation, is also a director and officer of Lexam. Three of the other executive officers of Goldcorp are also officers of Lexam. As a result, there may be potential conflicts of interest that arise for these shared directorships and personnel, including, among other things, the allocating of corporate opportunities and their time and effort between such companies. Such conflicts will need to be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to Goldcorp, on the one hand, and Wheaton and Lexam, on the other hand respectively.

Technical Information

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the Red Lake Mine and the Wharf Mine have been calculated in accordance with the “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserve Estimates

The following table sets forth the estimated Mineral Reserves for the Red Lake Mine and the Wharf Mine as of December 31, 2004:

Proven and Probable Mineral Reserves(1)(4)

				Contained Gold
		Tons	Gold Grade	(ounces)
Deposit	Category	(000s)	(ounces per tonne)	(000s)

Red Lake Mine (2)	Proven	1,123	1.77	1,984
	Probable	2,296	1.31	3,013

	Proven + Probable	3,419	1.46	4,997

Wharf Mine (3)	Proven	6,267	0.034	221
	Probable	382	0.020	8

	Proven + Probable	6,649	0.033	229

Total	Proven			2,205
	Probable			3,021

	Proven + Probable			5,226

(1)	All Mineral Reserves have been calculated as of December 31, 2004 in accordance with the CIM Standards.

(2)	The Mineral Reserves for the Red Lake Mine set out in the table above have been estimated by Gilles R. Filion, Vice President, Exploration of Goldcorp, who is a qualified person under NI 43-101 and audited by Watts, Griffis & McOuat Limited (“WGM”). The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Red Lake Mine, Ontario — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	The Mineral Reserves for the Wharf Mine set out in the table above have been estimated by Gilles R. Filion, Vice President, Exploration of Goldcorp, who is a qualified person under NI 43-101 and audited by WGM. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Wharf Mine, South Dakota — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	Numbers may not add up due to rounding.

Mineral Resource Estimates

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.

United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources for the Red Lake Mine and the Wharf Mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(3)(4)
(excluding Proven and Probable Mineral Reserves)

				Contained Gold
		Tons	Gold Grade	(ounces)
Deposit	Category	(000s)	(ounces per tonne)	(000s)

Red Lake Mine (2)	Measured	961	1.03	992
	Indicated	1,586	0.37	587

	Measured + Indicated	2,547	0.62	1,578

	Inferred	1,037	0.93	963

Wharf Mine	Measured	—	—	—
	Indicated	—	—	—
	Measured + Indicated	—	—	—
	Inferred	—	—	—

Total	Measured	961	1.03	992
	Indicated	1,586	0.37	587

	Measured + Indicated	2,547	0.62	1,578

	Inferred	1,037	0.93	963

(1)	All Mineral Resources have been calculated as of December 31, 2004 in accordance with the CIM Standards.

(2)	The Mineral Resources for the Red Lake Mine set out in the table above have been estimated by Gilles R. Filion, Vice President, Exploration of Goldcorp, who is a qualified person under NI 43-101 and audited by WGM. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Red Lake Mine, Ontario — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(4)	Numbers may not add up due to rounding.

Gold Properties

Red Lake Mine

Property Description and Location

The Red Lake Mine, located in Red Lake, Ontario, Canada (in the heart of the Red Lake gold camp of northwestern Ontario) has been in operation since 1948. The property on which the Red Lake Mine is located comprises 58 patented mineral claims held by Goldcorp covering approximately 2,348 acres, which, on the west side, share a common boundary with Placer Dome (CLA) Ltd.’s (“Placer Dome”) Campbell Mine. Goldcorp also holds mineral claims covering approximately 103,800 additional acres of prospective mineral ground in the Red Lake area. Goldcorp also has joint ventures with other exploration companies over mineral claims covering approximately 55,100 additional acres of prospective mineral ground in the Red Lake Area. Access to the property is by road and by air.

Geology

Goldcorp’s Red Lake Mine lies in the eastern part of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of ultramafic, mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes.

Most of the gold mineralization within the Red Lake Mine’s boundaries is within, or adjacent to, major deformation zones. These zones may have occurred late in the deformation period which, in turn, is thought to be related to the nearby granitic intrusive.

The deposits at the Red Lake Mine are made up of a number of sub-parallel groups of linear deposits which are interpreted to lie along the north and south limbs of a major fold. Ore lens widths may vary from a few inches to several feet and may be from tens of feet to over 100 feet in length. Overlapping lenses have permitted ore bodies to be developed and mined over lengths in some instances in excess of 1,000 feet and widths of up to 60 feet.

The deposits generally strike from northwest to southeast, and are dipping to the southwest. Individual ore lenses in the zones are plunging to the west. Fifteen major and thirteen minor steeply dipping zones have been identified to date. Current ongoing underground and surface exploration work indicates that other major zones exist.

Each of the 15 major zones and 13 minor zones indicated above consist of several parallel to sub-parallel zones. Apart from variations in physical attributes and dimensions, the zones vary from well-defined veins to more indistinct zones of silica-sulphide mineralization. The zones vary mineralogically in sulphide content and gold distribution. The two major types of gold mineralization consist of high grade quartz carbonate sulphide mineralization grading 2.23 ounces of gold per ton (“opt”) and the lower grade sulphide zone grading 0.39 opt. To reflect that variation, the zones have been grouped into two categories, the high grade zones (the “High Grade Zone”) and the sulphide zones (the “Sulphide Zone”).

Exploration

Most of the historic production at the Red Lake Mine has been from sulphide mineralization. Since February 1995, when the High Grade Zone was discovered, Goldcorp commenced an exploration and development program at the Red Lake Mine. Approximately 2.65 million feet of diamond drilling has been completed between the surface and the 52 Level to December 31, 2004. In order to facilitate exploration and development, production in 1995 and 1996 was reduced. A labour dispute, which began in June 1996 and ended in May 2000, resulted in the cessation of gold production while exploration and development continued.

During 2004, Goldcorp continued with its exploration and development program at the Red Lake Mine, completing 588 diamond drill holes for 333,000 feet of diamond drilling. At year’s end, the quantity of the High Grade Zone reserves remained consistent with 2003 year end results. Ounces mined out in 2004 were replaced. Mineral Reserves in the proven and probable category were estimated at approximately 4.4 million contained ounces of gold at a grade 2.23 opt.

Drilling in 2004 focused on the depth extension of the High Grade Zone and the definition of the Sulphide Zones between 30 and 39 Levels. Limited drilling was done on the Far East Zones from the 34 Level (5,000 ft below surface). Drilling confirmed the extension of High Grade Zone to a depth of 8,160 feet below surface. Drilling in the Sulphide Zones upgraded the Mineral Reserve and Mineral Resource base, resulting in more ounces at a better grade (0.39 opt in 2004 vs 0.34 opt in 2003). Two new potential Hanging Wall structures have been discovered. Each structure shares similar geology to the High Grade Zone and has the potential to add significant ounces to future resource.

For the period January 1, 1996 to December 31, 2004, Goldcorp spent $87 million in exploration and other related expenditures at the Red Lake Mine. During 2004, $18 million was expended on exploration and related development at the Red Lake Mine.

In 2005, Goldcorp is continuing the exploration of the Red Lake Mine in order to further expand the reserve base. As the High Grade Zone at Red Lake is still a relatively new discovery, Goldcorp believes that additional reserves may be discovered. In particular, Goldcorp is focused on further exploration for potential reserves around the High Grade Zone, including lateral extensions east and west targeting HW5, Footwall 3 (“FW3”) and Footwall 4 (“FW4”) systems.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Red Lake Mine as of December 31, 2004:

Proven and Probable Mineral Reserves(1)(2)(3)(4)

				Contained Gold
		Tons	Gold Grade	(ounces)
Deposit	Category	(000s)	(ounces per tonne)	(000s)

High Grade Zone	Proven	898	2.11	1,897
	Probable	1,096	2.32	2,546

	Proven + Probable	1,994	2.23	4,443

Sulphide Zone	Proven	225	0.39	87
	Probable	1,200	0.39	467

	Proven + Probable	1,425	0.39	554

Total	Proven	1,123	1.77	1,984
	Probable	2,296	1.31	3,013

	Proven + Probable	3,419	1.46	4,997

(1)	The Mineral Reserves for the Red Lake Mine set out in the table above have been estimated by Gilles R. Filion, Vice President, Exploration of Goldcorp, who is a qualified person under NI 43-101 and audited by WGM. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Dilution is estimated at 45% for High Grade Zone. Sulphide Zone Mineral Reserves are estimated with dilution included at variable rates based on historical mining experience.

(3)	Cut-off values are calculated at a price of $375 per troy ounce of gold.

(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Red Lake Mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)

				Contained Gold
		Tons	Gold Grade	(ounces)
Deposit	Category	(000s)	(ounces per tonne)	(000s)

High Grade Zone	Measured	617	1.44	887
	Indicated	6	1.17	7

	Measured + Indicated	623	1.43	894

	Inferred	638	1.21	769

Sulphide Zone	Measured	344	0.31	105
	Indicated	1,580	0.37	580

	Measured + Indicated	1,924	0.36	684

	Inferred	399	0.49	194

Total	Measured	961	1.03	992
	Indicated	1,586	0.37	587

	Measured + Indicated	2,547	0.62	1,578

	Inferred	1,037	0.93	963

(1)	The Mineral Resources for the Red Lake Mine set out in the table above have been estimated by Gilles R. Filion, Vice President, Exploration of Goldcorp, who is a qualified person under NI 43-101 and audited by WGM. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Dilution is estimated at 45% for High Grade Zone. Sulphide Zone Mineral Reserves are estimated with dilution included at variable rates based on historical mining experience.

(3)	Cut-off values are calculated at a price of $375 per troy ounce of gold.

(4)	Numbers may not add up due to rounding.

The extent of mineralization in the Red Lake Mine has not been fully delineated.

Mining Operations

Two shafts service the Red Lake Mine. The #1 Shaft extends from the surface to a depth of 3,600 feet. The deepest working level of the #1 Shaft is 23 Level at a depth of 3,400 feet. The 23 Level connects #1 Shaft to #2 Shaft (internal winze) via a 3,400 foot drift. The #2 Shaft extends from 23 Level to below 38 Level and terminates at a depth of 5,700 feet below the surface. The levels are approximately 150 feet apart. The top of the High Grade Zone is located above 30 Level and extends down below 47 Level, for a vertical distance of approximately 2,600 feet. The mine is serviced by an internal ramp from 21 Level to just above 42-2 sub at the end of February 2005. The ramp should reach 43-1 sub at the end of 2005 and 43 Level in early 2006.

Mining in the High Grade Zone employs ramp access cut and fill methods (underhand and overhand with paste backfill). Depending on the geometry of each individual zone, jumbo or jackleg drills are used to mine the material. LHD equipment (1.0-yard to 3.5-yard capacity) is used to muck the material from the stopes to the internal ore passes. Track haulage systems on 34 Level and 37 Level move the material to the shaft passes. The material is then loaded into skips through #7 loading pocket on 38 Level, and hoisted up the #2 Shaft to 23 Level. On 23 Level, haulage trains transfer material to the #1 Shaft system, where it is hoisted to the surface. The hoists and loading pockets are all fully or semi-automated, and the haulage locomotives are all remote equipped, in order to increase operating efficiencies and reduce labour.

Goldcorp is not currently mining the Sulphide Zone, but these zones are being evaluated for future mining as required.

Red Lake Mine Expansion

The Corporation is also sinking a new shaft (Shaft #3) and work is progressing well. It is scheduled to be completed to its final depth of 7,150 feet (2,179 metres) in late 2006. During the first two months of 2005, capital expenditures totalled approximately $4 million, and are forecasted to be $25 million for the full year 2005. To date, a total of approximately $64 million has been expended on the project, and total remaining expenditures to complete the expansion are forecasted to be approximately $46 million (based on a C$:US$ exchange rate of 1.25). As of the end of February 2005, Shaft #3 was at a depth of 2,771 feet (845 metres).

Production

The 2004 annual gold production at the Red Lake Mine was 551,886 ounces, of which 494,066 ounces were from bullion gold and 57,820 ounces from concentrate inventory processed at either Barrick’s Goldstrike Mine in Nevada or Placer Dome’s Campbell Mine in Balmertown, Ontario, at an average cash production cost of $92 per ounce sold. This production made Goldcorp’s Red Lake Mine Canada’s largest gold producer in 2004, for the fourth consecutive year.

The following table sets out the production data at the Red Lake Mine for each year in the three-year period ended December 31, 2004.

Red Lake Mine Production Statistics

	Year ended December 31
	2004	2003	2002

Tons of ore milled	246,822	242,082	239,482
Average mill head grade (opt)	2.25	2.20	2.29
Average bullion recovery rate (%) (1)	90.3	88.6	90.8
Ounces of gold produced	551,866	532,028	525,930
Ounces of gold sold	365,256	610,334	463,524
Operating cost per ounce:
Cash production cost ($)	92	80	65
Non-cash cost ($)	36	31	29

Total operating cost ($)	128	111	94

(1)	The average recovery rate does not include the ounces reclaimed from refractory gold contained in the concentrate which was custom treated. This was 25,062 ounces in 2002, 60,803 ounces in 2003 and 57,820 ounces in 2004. At the end of 2004, there remains 6,027 ounces in this concentrate material stockpiled on site..

In 2004, the sale of production resulted in revenue of $152.2 million for the Corporation. In 2003, sales accounted for $224.0 million in revenue for the Corporation and, in 2002, sales accounted for $144.9 million in revenue for the Corporation.

Processing

The original mill was built in 1948 and was dismantled in early 2000. Construction of a new mill took place during 2000. The new process facilities consist of three separate plants: the Crushing Plant; Processing Plant; and Paste Fill Plant. Commissioning of the Crushing Plant began in February 2000, the Processing Plant’s commissioning phase commenced in early July 2000 with the first gold bar being poured on August 1, 2000 and commissioning of the Paste Fill Plant began in August 2000. Commercial production began on January 1, 2001.

The Crushing Plant is a two-stage process which reduces underground ore from roughly 12 inches to 3/8 inches. Underground ore is fed to the Jaw Crusher and sizing screen. Screen oversize is crushed in the Cone Crusher and screen undersize is conveyed to the Processing Plant for gold extraction.

Unit operations in the Processing Plant include grinding, gravity concentrating, cyanidation, carbon-in-pulp (CIP), carbon elution and reactivation, electrowinning, bullion smelting/refining, cyanide destruction, flotation, and concentrate handling. Three types of gold occur in the Red Lake Mine ore requiring these various unit operations.

Coarse gold is recovered from the ore via the gravity concentrating circuit. Here, concentrate generated in two Knelson Concentrators is upgraded on a Diester Table, to a concentration of approximately 75% gold, and directly smelted into bullion. The bullion is then shipped to the refinery for later sale into the spot market. During 2004, the gravity circuit recovered 59% of the gold from the processing plant feed.

Finer grain gold is dissolved in the cyanidation circuit in which sodium cyanide is introduced to the process stream. This portion of the gold is dissolved from a solid state into solution. Gold is removed from solution and onto granular carbon particles, still contained in the process pulp. Values from the carbon are removed in the Carbon Strip Plant, in which a high grade gold bearing solution (loaded eluate) is generated. This loaded eluate, or pregnant solution, reports to two electrowinning cells where, under an applied voltage and current density, gold precipitates out of solution and back into its solid state as a “cathode sludge”. This sludge is also directly smelted into bullion for subsequent shipment to the refinery. During 2004, 31% of the gold contained in the Processing Plant feed was recovered in the Cyanidation Circuit.

The refractory component of the ore is gold that is extremely fine and locked in arsenopyrite and pyrite minerals (sulphides). During 2004, 7% of the gold in the Processing Plant feed was contained in the sulphide concentrate. Conventional milling methods are not capable of recovering this type of gold. The Red Lake Mine’s Processing Plant employs a typical sulphide flotation circuit generating a bulk sulphide concentrate. This concentrate is subjected to further treatment for gold extraction on a custom processing basis. It is shipped to either Barrick Gold’s Goldstrike Mine or Placer Dome’s Campbell Mine. From August 1, 2000 until December 31, 2004, 44,593 tons have been shipped for a credit of 160,374 ounces of gold. A concentrate stockpile of approximately 6,027 ounces remains on site and should be depleted during 2005, along with the current daily concentrate production.

After extraction of the gold, cyanide is destroyed in the Processing Plant, using the INCO SO2 Air/Effluent treatment process which oxidizes the cyanide component and precipitates heavy metals. The process stream (tailings) reports to the Paste Fill Plant where most of the water is removed and the pulp is stored. This material can either be discharged to the Tailings Management Area or sent underground for use as backfill. This plant is a semi-batch process, which implies that all aspects of the plant are continuous with the exception of the discharge of paste to the Underground Distribution System. Here, a tailings filter cake is generated, cement and water is added and mixing occurs. Once the proper consistency is achieved, the paste is discharged underground to flow by gravity to the mined out areas.

Environmental Matters

The Red Lake Mine is in compliance in all material respects with applicable provincial and federal environmental requirements.

The Red Lake Mine has tailings management facilities consisting of a primary treatment pond, a secondary treatment pond and Balmer Lake, which, since the 1940s, has been used as a tertiary polishing pond by Goldcorp’s Red Lake Mine as well as by the Campbell Mine. Both the Red Lake Mine and the Campbell Mine have shared a common effluent discharge point, known as “L2”, to Balmer Creek, which is downstream from Balmer Lake. The L2 discharge point has been regulated under a Ministry of the Environment (Ontario) (the “MOE”) Certificate of Approval (“COA”) and was more recently also designated as the provincial Municipal Industrial Strategy for Abatement (“MISA”) discharge point.

New federal environmental requirements (the Metal Mining Effluent Regulations (“MMER”)), which were passed in June 2002 and became effective in December 2002, require Goldcorp, among other things, to meet certain specified effluent discharge limits at a discharge point separate from the Campbell Mine, thereby making the L2 discharge point unacceptable for purposes of the MMER. As part of its commitment to continuing compliance with both provincial and federal environmental requirements, Goldcorp had previously designated a new discharge point, known as “G1”, from its secondary tailings pond to Balmer Lake as the planned future discharge point for purposes of both provincial and federal environmental requirements.

Discussions with Environment Canada (“EC”) and the MOE ensued as part of an aggressive program being implemented by Goldcorp to ensure that Goldcorp continues to be in compliance with the effluent discharge limits under applicable provincial and federal requirements, including the MMER. This aggressive program includes the following:

•	In May 2003, an application was submitted by Goldcorp to the MOE for an amendment to the provincial Industrial Sewage Certificate of Approval to modify the Red Lake Mine’s tailings management system.

•	The second phase of a diversion ditch has been completed so that clean surface run-off from the north side of Goldcorp’s tailings facilities flows directly into Balmer Lake rather than through the tailings ponds, thereby reducing loadings on the tailings ponds.

•	Splitter Dyke # 1 has been raised to increase effluent retention time in the tailings facility, which will reduce both ammonia levels and suspended solids in the discharge.

•	Splitter Dyke #2 will be raised and water control structure installed to gain use of approximately 30% of the tailings facility that is currently not used.

•	Water from the secondary tailings pond will be evaluated in the mill as process water, thereby reducing water flows exiting the tailings facilities.

•	A review of water treatment options to remove dissolved arsenic from any water that passes through the tailings facilities is planned for completion in 2005. Water collected behind the secondary tailings pond dam will be treated through a water treatment system before discharge.

•	Goldcorp is examining the feasibility of using a snowmaking treatment process to treat ammonia in tailings water that may be reused as mill process water. The feasibility of incorporating a wetland into the tailings facility to treat for ammonia will be examined during the tailings management area expansion described below.

•	The tailings facility will require expansion to accommodate additional mine and mill production in the near future. A review of potential expansion sites is complete and work is now focused on geotechnical surveys to design the expansion area. An application to amend the current COA for the Sewage Works will be submitted to the MOE in 2006, prior to the initiation of the necessary work.

The immediate need to achieve compliance during 2003 forced work to begin before the provincial COA amendment was approved. Charges have been laid by the MOE for work without approval. Goldcorp will appear in court in late 2005 to contest the charges.

The current estimate of the capital cost of this program for 2005 is approximately $1 million.

In 2004, a geo-technical consultant conducted an annual inspection of all tailings facility dams required under the Ministry of Natural Resources (Ontario) Dam Guidelines. All structures were found to be in good order.

A controlled discharge into Balmer Lake during May 2004 was in compliance with the arsenic effluent discharge requirements in the MMER through the application of ferric sulphate to Secondary Pond water. A second discharge period in September and October 2004 was again compliant with arsenic values due to ferric addition. Ammonia levels were not toxic to any test organisms during both discharge periods.

Goldcorp is in compliance in all material respects with the other non-effluent related requirements in the MMER applicable to the Red Lake Mine. In this regard, all quarterly and annual reports were submitted along with the requirement of a Background Information report. In 2004, the Red Lake Mine submitted a Study Design for review by Environment Canada to meet the Environmental Effects Monitoring (“EEM”) section of the federal Regulations.

In September 1999, the MOE issued a Control Order to Goldcorp to conduct technical investigations to obtain an improved understanding of recent elevated arsenic concentrations in Balmer Lake and which then would be used to develop a long-term management plan for the watershed. A similar order was issued to Placer Dome in relation to its Campbell Mine. In 2002, both Goldcorp and Placer Dome completed the interpretation of the studies provided for in the 1999 Balmer Lake Watershed Management Plan. Results were submitted and a presentation made to the MOE in July 2004.

Contingency guidelines have been developed in response to the new MMER requirements to complement the previously implemented formal Spill Response Plan. Spill response containers have been assembled to handle small-scale spills and approximately 30 on-site employees have been trained to deal with such spills. New staff attended a spill management-training workshop and existing staff have attended a refresher program.

Environment Canada has also passed new legislation, the Environmental Emergency (E2) Regulations, which required Goldcorp to register sodium hydroxide and propane stored at the Red Lake Mine. This Regulation requires spill response exercises to be completed by November 2004, at the existing mine site and the new Shaft #3 expansion site. These drills were completed and results reported to the federal government in 2004.

As required by the previously filed Mine Closure Plan, the Red Lake Mine was inspected by a representative of the Ministry of Northern Development and Mines (Ontario) (“MNDM”) in December 2003. No major incidents were noted. Any amendments to the COA for the tailings facilities which are ultimately required as part of the above-noted program, would also have to be reviewed by the MNDM. They have requested that an application to amend the Closure Plan amendment be submitted on or before April 30, 2005. Work has begun on known issues that will be scrutinized by MNDM during Closure Plan amendment discussions. These include groundwater, acid drainage and long-term tailings stability. The Corporation has posted a bond with the MNDM in the amount of $1.4 million in connection with these matters. This project remains on schedule.

Employees

As of February 28, 2005, there were 136 salaried Goldcorp employees at the Red Lake Mine. All employees at the Red Lake Mine are paid by salary.

Goldcorp has contracted the underground portion of the Red Lake Mine to Dynatec Corporation (“Dynatec”) of Richmond Hill, Ontario. Under the terms of a three-year agreement expiring December 31, 2006, Dynatec provides all mining services. At December 31, 2004, there were 320 contract employees at the Red Lake Mine related to mining services.

There were no Lost Time Accidents in 2004 for Goldcorp employees, bringing Goldcorp’s record to four years of full production without a Lost Time Accident.

In 2004, Goldcorp completed a health and safety audit by an independent consulting firm. More Internal Responsibility System awareness sessions were also conducted with all employees on the mine site to ensure a complete understanding of this mandated system.

Dependence on the Red Lake Mine

Goldcorp’s operations at the Red Lake Mine historically accounted for most of Goldcorp’s gold production and revenue. In addition, Goldcorp’s principal exploration and development program was based at the Red Lake Mine. While any adverse development affecting the Red Lake Mine would have a material adverse effect on Goldcorp’s financial performance and results of operations, this risk has been offset by the acquisition of Wheaton.

Other Red Lake Activities

Cochenour Property

In February 1998, Goldcorp completed its acquisition of all of the outstanding shares of Wilanour Resources Limited (“Wilanour”). Goldcorp acquired additional mineral rights covering 10,959 acres in the Red Lake District and now holds, in the aggregate, mineral rights covering approximately 103,800 acres in that District. Included in this land package is the former producing Cochenour Mine. Production began at the Cochenour Mine in 1939 and continued until 1975. During this time, 1.25 million ounces of gold was produced at an average grade of 0.54 opt. The Cochenour Mine is located just north of the town of Cochenour, five miles northeast of Red Lake, Ontario. The Cochenour Mine comprises 39 claims in Dome Township, of which 36 are patented claims and three are leased (expiring January 1, 2009). In addition, Goldcorp holds 10 licenses of occupation at the Cochenour Mine. Goldcorp has posted with the MNDM financial assurances of $0.7 million for closure and reclamation costs.

Geology

The Cochenour Mine, like the Red Lake Mine, lies in the eastern section of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes.

The Cochenour Mine ore consists of free gold in quartz carbonate veins hosted by volcanic and sedimentary rocks and of fine gold tied in with arsenopyrite and to some extent with the pyrite-pyrrhotite mineralization. About 60% of the Cochenour Mine property is underlain with pillowed to massive mafic flows, which in turn host sequences of oxide facies to sulphide facies iron formation. Sequences of ultramafic and felsic flows as well as clastic sediments also exist.

Structurally, gold at the Cochenour Mine is related to a low-dipping overthrust fault zone. This thrust zone was displaced by several north-striking, steeply dipping normal faults, and both thrust zone and subsidiary faults were hydrothermally altered, silicified and carbonatized, with sericite, talc and chromium-muscovite common throughout. The main mineralization is intimately associated with a further hydrosilicification which accompanied the gold-bearing arsenopyrite, pyrite, stibnite and sphalerite assemblage. Gold is also associated with banded carbonate veins within and parallel to the thrust zone, in shear veins and silicified carbonatized lenses in talc schist and narrow silicified layered chert units.

Exploration

In 2004, Goldcorp completed three new drill holes for a total of 1,636 metres drilled on the depth extension portion of the Cochenour Mine.

Additional surface stripping and mapping of the Marcus property and channel sampling in 2003, along with drilling has lead to the hypothesis that the Cochenour Mine geology sequence is repeated on the Marcus property. Integration of the structural and alteration mapping with the Red Lake Mine and additional regional data, along with results from previous drill programs, has also been completed. Detailed and infill mobile metal ion soil geochemical surveys on the over previously identified target areas in order to enhance the resolution of the targets. Compilation of drill hole data for the Cochenour Mine property was completed in 2001.

In 2005, further targets will be drill tested. For the period of January 1 to December 31, 2004, Goldcorp spent $654,000 in exploration and other related work on the Cochenour Mine property and adjacent projects.

Environmental Matters

The tailings facilities at the Cochenour Mine consist of a system of six cells separated by six dams. Effluent is ultimately discharged into Red Lake. Dam 3 is the final discharge point for the Cochenour Mine.

The Mine Closure Plan for the Cochenour Mine was accepted by the MNDM in June 2000. As a result of changes to the tailings facility initiated in 2003 as outlined below, MNDM has requested that an application to amend the Closure Plan be submitted on or before March 31, 2005. This project remains on schedule.

Known issues that will be raised by the MNDM during Closure Plan amendment negotiations will include groundwater, acid generating waste rock and long-term tailings stability. Programs to address these issues have been started and will continue into 2005 to satisfy concerns of the government.

The Cochenour Mine is in compliance in all material respects with applicable provincial environmental requirements. As the Cochenour Mine has been in a state of “temporary suspension” (as defined in the Mining Act (Ontario) — the first stage in the closure process provided under the provisions of the Mining Act (Ontario)) since 1978, it is not subject to the federal MMER.

With respect to applicable environmental requirements under federal legislation, discussions with EC in relation to the introduction of the MMER highlighted that changes were required to the historic tailings facilities at the Cochenour Mine in order for it to be able to consistently comply with the effluent discharge provisions in the Fisheries Act (Canada). Accordingly, in February 2003, an application was submitted by Goldcorp for an amendment to its Industrial Sewage COA issued under the Ontario Water Resources Act. The request for amendment set out how Goldcorp proposed to modify the tailings management system at the Cochenour Mine so that effluent at the point of discharge will consistently meet applicable federal effluent discharge requirements. The immediate need to achieve compliance during 2003 forced work to begin before the provincial COA amendment was approved. Charges were laid in 2004 by the MOE for work without approval. Goldcorp will be in court in 2005 to contest the charges.

Key to the work program outlined below was the need to acquire federal Environment Canada and Health Canada approval to proceed with a new bio-treatment plant for the treatment of arsenic in tailings water. This was a 7-month process and was formally approved in January 2004. Goldcorp is the first company in Canada to be granted approval for a large-scale facility that uses bacteria cultures to treat industrial waste water. Tailings water has been treated throughout 2004 and consistently produced discharge that contains no detectable arsenic. Non-compliant water quality is still a concern and is focused on various parameters at the tail-end of the process. These are being addressed through a review of the engineering requirements. MOE has refused to issue authority to discharge to the receiving environment until compliant water can be consistently demonstrated.

As with the Red Lake Mine, Goldcorp is currently implementing an aggressive program to ensure that it is able to meet applicable federal and provincial environmental requirements at the Cochenour Mine. This aggressive program includes the following:

•	All Cochenour Mine underground dewatering activities have ceased indefinitely.

•	The installation of equipment to pump water from Dam 3 to the mine shaft for recycling.

•	The use of a ferric sulphate treatment system upstream from the final discharge point which will treat water by capturing arsenic before final discharge.

•	The interception of Municipal sewage water and airport engineered drainage out of the tailings facility and directly into the receiving environment.

•	The building of a bio-reactor water treatment facility designed to remove dissolved arsenic from all water from the Cochenour Mine.

•	The building of a temporary dam at the tailings pond upstream of Dam 3 to improve control of the flow of water and allow for modifications to the final Dam 3 to meet mine closure requirements. The remaining water will then be collected behind Dam 3 for treatment at the bio-reactor water treatment facility and then discharged to the receiving environment.

Historic arrangements between past owners and the local municipality, the Municipality of Red Lake, complicated plans to modify the tailings management system. At the present time, the Municipality of Red Lake discharges its treated water from sewage lagoons into Goldcorp’s tailings facilities for the Cochenour Mine. A portion of the Municipality of Red Lake airport surface runoff also discharges into the tailings facility under these historic arrangements. Goldcorp has negotiated a method of collection for these municipal flows and eventual discharge at a location separate from the Cochenour Mine’s discharge point. A sewage discharge pipe and trench system designed to separate the municipal flows from Goldcorp’s tailings facilities is almost complete. Before this interceptor drainage system can operate as intended, the Municipality must amend their provincial COA, which was not submitted to the MOE for review until early in 2005.

The current estimate of the capital cost of the above tailings modification program is approximately $4.7 million.

Goldcorp has been working closely with, and regularly updating, various governmental agencies, including the MOE and EC, in connection with these projects. Goldcorp has also retained, and is working with, several environmental experts and consultants in relation to the Cochenour Mine.

In addition, a remediation program for historic crown pillars at the Cochenour Mine, as provided for in the Mine Closure Plan, was initiated in 2002, worked on in 2003 with selected priorities completed in 2004. Expenditures to date with respect to investigation, analysis and remediation are approximately $560,000 with the remaining rehabilitation cost expected to be an additional $2.0 million to satisfy official mine closure requirements.

Other Exploration of the Red Lake District

Goldcorp continues to be one of the largest holders of mineral rights in the Red Lake area. Priority targets based on physical work and compilation will continue to be tested in 2005.

Early in 2003, Goldcorp entered into an option agreement with Planet Exploration Inc. (“Planet”), whereby Goldcorp may earn a majority interest in the Sidace Lake Property, by funding further exploration. As well, Goldcorp and Planet acquired adjacent claims by staking a large land position contiguous to the original property. In 2003, Goldcorp completed a 28 hole — 14,025 metre drill program on the project in 2004. Further drilling is planned on the property for 2005.

In mid 2003, Goldcorp entered into an option agreement with MetalCorp Limited (“MetalCORP”)whereby Goldcorp may earn a majority interest in the Black Bear Property, adjacent to the Sidace Lake property. A high resolution airborne magnetic survey was completed in 2003. In 2004, MetalCORP completed a 10 hole — 3,095 meter drill program on the project. Further drilling is planned for 2005.

In late 2003, Goldcorp entered into an option agreement with Rubicon Minerals Corporation, whereby Goldcorp may earn a majority interest in the Red Lake North property, adjacent to the Sidace Lake property and the Adams Lake property. A high resolution airborne magnetic survey was completed in 2003 on the Red Lake North property. Rubicon completed a 4 hole — 3,828 metre drill program on the Red Lake North property in 2004. Further drilling is planned for 2005.

Wharf Mine

The Wharf Mine property consists of title to, or leases (held by, Wharf Resources (U.S.A.), Inc. (“Wharf”), which is 100% owned by Wharf Resources Ltd.), on 449 patented and 98 unpatented mining claims, covering approximately 4,205 mineral acres and 3,626 surface acres. Wharf Resources Ltd. is 100% owned by Goldcorp. The Wharf Mine is situated within the Black Hills and is four miles west of Lead in the Bald Mountain Mining District of South Dakota. The property consists of several areas of adjoining gold mineralization amenable to open pit mining. Wharf holds title to the surface and mineral rights of the claims. All of the Wharf Mine’s total proven and probable reserves are on patented claims.

The Wharf Mine is subject to two production royalties based on annual production from the affected patented claims. The first agreement covers the Foley Ridge and Wharf Expansion mine areas. The royalty rate is 3% of calculated revenues. The second royalty agreement covers the Foley Ridge and Wharf Expansion areas also and is based on a sliding scale of 0% to 2% of realized revenue. In 2004 and 2003, aggregate royalty payments in the amount of $1.0 million and $0.9 million, respectively, were paid.

Severance taxes are also payable to the State of South Dakota based on production and net profits. In 2004 and 2003, total severance taxes paid amounted to $0.2 million and $0.3 million, respectively.

Mining at the Annie Creek Pit began in 1983 and was completed in October 1992. The Foley Pit, which has been the main source of ore production, is further broken down into several smaller mining areas: North Foley; Vulcan; 33 Vertical; Polo; East Foley 4A; and East Foley 4B. Mining was completed in the North Foley Pit and Portland Pit during 2002. During 2004, removal of overburden material continued and ore production was exclusively from the Trojan Pit portion of the Wharf expansion project. Also during 2004, removal of overburden continued in the western and southern portions of the Wharf expansion area. Pit areas that have been depleted are: Annie Creek; Annie Arm; East Foley 4A; East Foley 4B; Juno Cut; Whiteside; Vulcan; East Portland; West Portland and Maria. Of these depleted pit areas: Annie Creek, Annie Arm, and East Foley 4B have been backfilled with waste rock; Whiteside was completely backfilled with waste rock during 1997; the Juno Cut was backfilled with spent ore between 1996 and early 1999; and the Maria backfill was completed in 2001. Backfill is being placed in the mined out portions of the Portland, Foley and Trojan Pits. Spent material is currently being disposed of in the mined out Foley Pit.

Wharf Expansion Area

The Wharf expansion area, located immediately to the east of the Foley and Annie Creek Pits, consists of the Trojan, American Eagle and North Greater Portland deposits, all of which will be mined by open pit methods. The South Dakota Department of Environment and Natural Resources (“DENR”) issued a mining/milling permit for the Wharf expansion project in June 1998. This permit has extended the mine life to approximately 2007 at the current production rate.

The Wharf expansion area is located within two new drainages: False Bottom and Deadwood Creeks. Barren rock, containing residual nitrates from blasting activities, will be used as backfill material in the Wharf expansion pits and has been deposited in the Trojan Rock facility, located on the upper portion of the historic Bald Mountain tailings. A pathway and fate analysis was conducted to determine the potential impacts to private wells located in lower False Bottom Creek and to Deadwood’s back-up water supply at the former Cutting Mine in the Deadwood Creek drainage area. The study concluded that drinking water contaminant standards would not be exceeded and that no detrimental impacts will be experienced by either the back-up water supply of Deadwood or any residential or commercial wells near the project area.

The pit bottom elevation for the Trojan pit is anticipated to be approximately 5,920 feet above mean sea level. As such, portions of the Trojan pit bottom are projected to be near the top of the modeled ground water surface. However, inflows to the pit are predicted to be minimal because underground workings, at elevations between 5,900 and 6,000 feet, are currently and have historically been dry. In addition, extensive exploration drilling was conducted in this area and no significant water producing zones were encountered within the pit area.

Extensive geochemical testing of the materials that will be mined in the Wharf expansion project has been conducted and is ongoing. The vast majority of the rock that will be mined is either inert or exhibits a strong neutralizing capacity. Unoxidized Precambrian rock that exhibited the potential for acid rock drainage (“ARD”) was excluded from the Wharf expansion project mine plan. A small tonnage of lower Deadwood material has the potential for ARD, but amounts to less than 0.2% of the total material to be mined. As all of the lower Deadwood material with ARD potential is ore-bearing, the Wharf Mine will have sufficient opportunity to properly blend and neutralize the material with buffering rock prior to deposition in the spent ore depository. Detailed procedures for identifying and handling any material that exhibits the potential for ARD have been prepared and presented to the DENR.

Geology

Gold production is from both replacement sedimentary deposits and fracture disseminated igneous deposits. Steeply dipping fracture systems and zones of favorable porosity, permeability and structure of both sedimentary and intrusive rocks control ore deposition.

The Cambrian Deadwood Formation sedimentary sequence hosts generally higher grade mineralization within large manto-like deposits. Tertiary igneous rock units contain extensive lower grade mineralization in areas of intensive alteration and fracturing.

Development

During 2004 and 2003, $6.2 million and $8.5 million, respectively, were expended on plant and equipment and capitalized pre-stripping development at the Wharf Mine.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Wharf Mine as of December 31, 2004:

Proven and Probable Mineral Reserves(1)(2)(3)(4)

			Contained Gold
	Tons	Gold Grade	(ounces)
Category	(000s)	(ounces per tonne)	(000s)

Proven	6,267	0.034	221
Probable	382	0.020	8

Proven + Probable	6,649	0.033	229

(1)	The Mineral Reserves for the Wharf Mine set out in the table above have been estimated by Gilles R. Filion, Vice President, Exploration of Goldcorp, who is a qualified person under NI 43-101 and audited by WGM. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Drilling results, geological boundaries, the mine plan, current mining costs and process recovery rates have all been considered in estimating Mineral Reserves. The average strip ratio is 1.4 to 1 for Mineral Reserves.

(3)	Cut-off values are calculated at a price of $375 per troy ounce of gold.

(4)	Numbers may not add up due to rounding.

There are currently no Mineral Resources for the Wharf Mine.

Production

The following table sets out the production data at the Wharf Mine for each year in the three-year period ended December 31, 2004.

Wharf Mine Production Statistics

	Year ended December 31
	2004	2003	2002

Tons of ore milled (000s)	3,049	3,587	4,210
Tons of waste removed (000s)	9,234	10,835	12,319
Ratio of waste to ore	3.03:1	3.02:1	2.93:1
Tons processed (000s)	3,036	3,593	4,251
Average grade of gold processed (opt)	0.028	0.029	0.027
Ounces of gold produced	76,119	70,817	81,989
Ounces of gold sold	62,320	67,602	83,574
Operating cost per ounce:
Cash production cost ($)	234	258	236
Royalties and severance taxes ($)	21	18	14
Non-cash cost ($)	104	87	60

Total operating cost ($)	359	363	310

In 2004, there were 76,119 ounces of gold produced and 62,320 ounces of gold sold for revenue of $26.1 million. In 2003, there were 70,817 ounces of gold produced and 67,602 ounces of gold sold for revenue of $24.9 million. In 2002, there were 81,989 ounces of gold produced and 83,574 ounces of gold were sold for revenue of $26.4 million.

Mining and Processing

The Wharf Mine uses an open pit mining method consisting of drilling, blasting and then separating the mineralized rock from non-mineralized material. Mineralized rock is crushed, transported and loaded onto four lined pads, where it then undergoes a cyanide solution leaching process to extract the gold. Next, gold bearing solutions are recovered through a carbon-in-leach process, followed by stripping, electrowinning and refining. Finally, the doré is shipped to a refinery.

The leached rock remaining on the pads is rinsed and neutralized. This rock is then placed in specific areas to be graded, topsoil added and seeded.

During 2002, Wharf entered into a long-term agreement with a local equipment supplier to expand the fully maintained rental fleet to include 95% of the major loading and haulage equipment, including some support equipment. This arrangement ensures Wharf a productive fleet of equipment at a set and lower cost per hour than the previous equipment supply agreement had. The third party equipment supply company is responsible for all repair and major maintenance.

The remaining ore that is recoverable from the Trojan pit has shown an overall slower recovery. Beginning in 2003, Pads three and four were allowed to have extended leaching time. This extra time increased the recovery and confirmed that longer time during leaching would yield more recovery. Mine plans were modified to allow for optimum recovery. It was determined that a rate of mining and processing of three million tons per year, down from the previous four million tons per year, would compensate and provide the right mix of extended leach time for the ore. The Wharf Mine consequently has adjusted its life of mine plan to operate at the three million tons of ore per year rate.

Environmental Matters

The Annie Creek tailings located on the Wharf Mine property were deposited between 1906 and 1916 in the Annie Creek drainage area during mining operations carried out by the Reliance Mining Company and other mining companies. There were approximately 180,000 tons of processed ore deposited in the Annie Creek drainage area during this period. In 1987, with the approval of the State of South Dakota, Wharf constructed a rock buttress to contain the tailings, and during 1989 and 1990, a french drain was constructed around the tailings and a rock blanket was placed over the tailings, resulting in improved water quality in Annie Creek.

In 1991, despite Wharf’s efforts in mitigating the potential environmental impact of the tailings, the Environmental Protection Agency (“EPA”) proposed that the Annie Creek tailings site, abandoned by the Reliance Mining Company in 1916, be placed on the National Priorities List (“NPL”) under the regulations to the Comprehensive Environmental Response, Compensation and Liability Act. In June 1994, an Order on Consent issued for Conduct of a Non-Time Critical Removal Action was executed by Wharf and the EPA. During the summer of 1994, Wharf completed the reclamation of the Annie Creek tailings site in accordance with the Order. In 1995, the EPA issued its final report on Annie Creek. That report approved the institutional controls placed on the affected lands and the reclamation work that had been completed. In April 1997, the EPA notified Wharf that it had withdrawn the proposal to place the Annie Creek tailings site on the NPL.

The Bald Mountain tailings site is also located on the Wharf Mine property. Between 1908 and 1959, gold and milling activities were conducted on the site by previous owners of the property. The site is 50 acres in area and contains about 3.1 million tons of tailings. During the fall of 1993, Wharf initiated a reclamation project of the area, which included regrading the site, covering the surface with more than three feet of clean cover material and seeding the site. The site is being monitored and additional reclamation work is being carried out as necessary. In 1993, the State of South Dakota Department of the Environment and Natural Resources (“DENR”) conducted a preliminary assessment of the site. The DENR’s report indicated that the reclamation work that had been conducted adequately addressed the site. Wharf was informed in early 2003 that the EPA intended to conduct a site investigation in June 2003. Wharf was recontacted in early March 2005 and requested to send a total metals analysis of the waste rock placed over the tailings as part of the expansion project. An onsite by the EPA contractor will be scheduled in the spring of 2005, during which time surface water samples will be collected.

Due to high selenium levels at upper Annie Creek in late 2001, Wharf converted two of the denitrification cells at the Ross Valley biological treatment facility to selenium treatment cells. The plant began treating selenium at the end of January 2002 and is successfully reducing selenium to below the detection level. An unexpected consequence of selenium treatment was the production of ammonia. Wharf installed a tertiary treatment unit that used bacteria to destroy the ammonia and filter the solution, prior to discharge. The aeration and filtration systems were upgraded in 2004 and covers will be constructed for the bio-treatment cells in 2005 to prevent photosynthesis from occurring in the cells.

During 1997, a 400-gallon per minute bio-denitrification plant was built to replace the Counter Current Ion Exchange plant as the primary means of removing nitrate from the process solution. The nitrate reduction plant has since been modified to operate without the heating of process water. This will reduce the amount of natural gas required for nitrate reduction. Nitrate reduction occurs in four concrete tanks that have been filled with a lignite-based carbon. The nitrate reducing bacteria have been specifically cultured for use at the Wharf Mine.

Feed to the bio-denitrification plant comes from the neutralization pond. Nutrients are added to the process solution to feed the denitrifying bacteria. The solution is then split between the four tanks and up-flows through the carbon media where the bacteria break down the nitrate into nitrogen gas and oxygen. During this process, the nitrogen gas vents to the atmosphere and the oxygen is used by the bacteria for respiration.

A second plant, built in 1998, is successfully denitrifying surface water from Annie Creek and Ross Springs and the shallow ground water from Ross Valley. These plants have been modified to a system that does not use heated water, thereby decreasing the operating costs of nitrate reduction.

As of December 31, 2004, Goldcorp had posted with the DENR financial assurances in the amount of approximately $19.3 million, including $10.7 million for reclamation, $8.1 million for post-closure financial assurance, $20,000 for exploration permits and $405,000 for cyanide financial assurance. To satisfy the DENR’s requirement, Goldcorp has provided reclamation deposits of $1.1 million and letters of credit in the amount of $18.2 million.

State statutes provide for a 30-year post-closure period; however, the Board of Minerals and Environment (South Dakota) has the authority to increase or decrease that time period based on compliance with water quality standards and the continued effectiveness of reclamation. The post closure bond calculations assumed 50 years of water treatment would be required based on a pathway and fate analysis conducted for selenium in 2001. At the time compliance with both surface and ground water quality is achieved and final reclamation areas continue to demonstrate a self-sustaining growth, the post-closure period may be shortened to five years.

Wharf uses a load/unload system on the process pads, as described under “Gold Properties — Wharf Mine — Mining and Processing” above. After the ore is leached, it undergoes a neutralization process and is removed from the process pad by the mine fleet. At this point in the processing, it is referred to as spent ore and deposited into a permitted spent ore facility. In 1996, the original facility, the Ross Valley Spent Ore Depository, was filled to its permitted capacity. An additional 9.4 million tons of spent ore capacity were deposited in the mined-out Juno Pit between 1996 and early 1999.

Wharf obtained a Ground Water Discharge permit in July 1998 for spent ore disposal in the Foley pit. This permit is based on loading numbers for arsenic and nitrate, as determined by a pathway and fate analysis, rather than a permitted tonnage of spent ore. Nitrate levels in the neutralized process pads off-loaded to the Foley Pit exceeded targeted levels. As Wharf was nearing the loading limit for nitrate, a single liner system was permitted in Foley for the disposal of 3.3 million tons of spent ore. This system allows the interstitial and meteoric water draining from the spent ore to be collected for further treatment, prior to discharging to ground water. A second liner system was permitted in early 2003 and will hold an additional 8.8 million tons of spent ore in the northern area of the mined out Foley pit. These lined areas will allow the permitted reserves to be processed and off-loaded, without exhausting the loading limits of the depository.

A Notice of Violation was issued in January 2003 for ammonia exceedances in the discharge from the Ross Valley bio-treatment plant in 2002, nitrate exceedances in the Ross Valley ground water since the fall of 2000 and nitrate exceedances in Wharf’s water supply well since June 2000. A civil penalty claim of $162,000 was assessed against Wharf, payable in three installments, and stipulated penalties for future violations. An ammonia reduction unit was added to the Ross Valley bio-treatment facility and ammonia levels currently meet compliance limits in the discharge. A pilot scale test of in situ denitrification of ground water was successfully conducted in Ross Valley and nitrate levels dropped below the compliance limit from late February 2003 through November 2003. Nitrate levels in the compliance well are currently above the standard of 10 mg/L. The insitu denitrifiction of groundwater was restarted in August 2004, but freezing problems with the injection lines during the winter delayed the full implementation of the program. Inoculation of the groundwater with denitrifying bacteria will begin again in the spring of 2005. Based on previous experience, it is expected that nitrate levels will drop below the groundwater standard within a matter of months after restarting inoculation. Additional work began in the spring of 2004 to test denitrification of the spent ore itself, the source of nitrates in the groundwater. Lastly, an alternative well was approved as the drinking water source well for the mine site and meets all applicable drinking water standards.

In the spring of 2004, Wharf experienced a build-up of biomass in the Ross Valley and Annie Creek streams due to elevated BOD (biological Oxygen demand) levels in the discharge from the Ross Valley treatment facility. Improvements to the aeration and filtration systems at the treatment facility in mid 2004 appear to have addressed the problem. Additional protection will be obtained by covering the treatment cells this spring to block direct sunlight and prevent photosynthesis and the growth of unwanted bacteria and algae; however, the issuance of a Notice of Violation for the 2004 occurrence is still under consideration by the DENR.

Employees

As of February 28, 2005, the Wharf Mine had 91 hourly and 22 salaried employees. The Wharf Mine’s labour force is non-unionized.

Golden Reward Mine

In June 1999, wholly-owned subsidiaries of Wharf acquired the remaining 40% interest in the Golden Reward mine (“Golden Reward”) from Dakota Mining Corporation for $1.3 million. The Golden Reward Mine is located in the proximity of the Wharf Mine. The property consists of 434 patented and 76 unpatented mining claims covering approximately 4,199 acres. Golden Reward entered an approved period of temporary cessation in December 1996. The mine commenced permanent closure and reclamation activities in 2002 with 189 acres of final reclamation completed by a contractor.

Environmental Matters

There remains a slightly elevated sulphate level in a shallow monitor well in the Nevada Gulch drainage. Two events are believed to have been responsible for the October 1997 change in water quality recorded in this well. Precambrian material with visible pyrite was exposed in the West Liberty pit floor and material exhibiting previously unidentified acid rock drainage potential was utilized as partial backfill material in the pit area. The pit backfill areas were recontoured in March 1998 to direct spring run-off away from this well. This prevented ponding of surface water and limits infiltration to the Precambrian rock. An independent consultant was retained in the fall of 1998 to assess the water quality changes at this well and recommend any additional mitigative actions that were appropriate. The result of this assessment was to cover approximately 11.5 acres of the backfill material with synthetic liner in the summer of 1999. This further limited infiltration and prevents further degradation of the ground water. The sulphate levels in the shallow well have stabilized and appear to be on a downward trend.

In the past, laboratory results were received which occasionally exceeded permitted sediment limits at the surface water compliance site in Fantail Creek during spring run-off and summer storm events. To address that situation, a 1.8 million gallon sediment control pond was constructed in 1996, additional vegetative cover was established on reclaimed areas and storm water controls were revised and improved during run-off periods. However, laboratory results still occasionally exceeded the permitted sediment limits in Fantail Creek. Sediment accumulates in the Fantail french drain over the winter, causing an exceedance of the permitted limits during the spring flush and summer storm events.

In the fall of 2000, the sediment control ponds below the mouth of the french drain were lined with a semi-permeable filter paper. Prior to spring run-off each year, the french drain was artificially flushed with water from the back-filled Bonanza pit and the sediment-laden water was collected in the upper pond, pumped to a vegetated hillside and allowed to infiltrate. In the fall of 2002, a sand filter dam was installed below the mouth of the french drain. As monitoring indicated that the dam was underperforming in regards to the flows that could be accommodated, the face of the dam was raised and cleaned in the fall of 2003. Monitoring indicates the dam is now accommodating the flows for which it was designed and is meeting or exceeding performance criteria.

Mining activities affected approximately 388 acres during the mine life at the Golden Reward Mine. In 2002, final reclamation was completed on the affected acreage. In June 2003, the repair and enhancement of sediment control structures and reclamation of an additional five acres were completed. An additional 3.2 acres were reclaimed in 2004, bringing the number of total final reclamation acres to 381 acres. Currently 186 acres of final reclamation are designated as meeting the post mine land use of wildlife habitat. Golden Reward has posted $1.7 million with the DENR for final reclamation and post-closure financial assurance. The DENR is expected to recalculate Golden Reward’s reclamation and post-closure bond in 2005. The reclamation and post-closure bonds will include continued water quality monitoring, tree and shrub plantings and care and maintenance activities.

State statutes provide for a 30-year post-closure period; however, the Board of Minerals and Environment (South Dakota) has the authority to increase or decrease that time period based on compliance with water quality standards and the continued effectiveness of reclamation. As Golden Reward’s surface and ground water is of good quality, it is expected that a shorter post-closure period may be approved. Provided compliance can be maintained and final reclamation areas demonstrate a self-sustaining growth, the post-closure period could be as short as five years.

Industrial Minerals

Saskatchewan Minerals

Saskatchewan Minerals is a leader in its industry with large production capacity of natural high-quality sodium sulphate which is used in Canada and the United States in a variety of consumer products, such as powdered laundry detergent and carpet deodorizers, as well as industrial processes, such as the pulp and paper, glass and textile industries. Saskatchewan Minerals was formerly a Crown corporation of the Province of Saskatchewan established in 1945 for the production of industrial minerals in Saskatchewan. A predecessor to Goldcorp acquired Saskatchewan Minerals in 1988.

Saskatchewan Minerals has two facilities, the Chaplin and Ingebrigt plants. Both plants are in the Province of Saskatchewan. The Ingebrigt facility was placed in a care and maintenance status as of December 31, 2000 due to high operating costs and market conditions and, as a result, has not produced any sodium sulphate since that time. The future of the facility is dependent upon energy costs and market conditions for sodium sulphate or the possibility of developing alternate products using “Glauber’s salt”, the hydrous form of the sodium sulphate, which precipitates out of the brine within these reservoirs, as a base.

Mineral Reserve and Mineral Resource Estimates

As of December 31, 1998, the reserves at Saskatchewan Minerals were updated based on work that was performed in late 1997 and early 1998. During the winter of 1997/98, considerable sampling of the deposits was carried out to upgrade the reserves. This work confirmed the previous studies and expanded the size of the Chaplin and Ingebrigt deposits. Glenn R. Clark, Professional Engineer and a “Qualified Person”, has audited the reserves and resources. The reserves and resources were last audited on December 2001. No additional exploration work or further delineation of existing reserves or resources has taken place since that date.

The following table summarizes the recoverable sodium sulphate reserves and resources at Saskatchewan Minerals’ producing properties, including stockpiles:

Sodium Sulphate Reserves and Resources
(in millions of tons)

	2004	2003
Reserves
Chaplin Lake	2.3	2.4

Total Reserves	2.3	2.4

Resources
Ingebrigt Lake	4.8	4.8
Ingebrigt II	1.2	1.2
Bishopric	0.3	0.3

Total Resources	6.3	6.3

Chaplin Deposit

A 1997/98 sampling program was designed with the belief that a definitive answer regarding Chaplin Lake reserves could be obtained after collecting only one-half of the samples taken during a 1983 study. This strongly indicated that every second sample was sufficient to give the grade of the sodium sulphate deposit in Chaplin Lake. The average grade of the Chaplin Lake mud was computed using the sample results from 42 locations in the lake collected during the 1997/98 program. Given an area of 10,305 acres, to an average depth of 2 feet and average grade of 9.8% sodium sulphate, a measured resource of 4.0 million tons of sodium sulphate was determined from this work. At that time, it was estimated that 73% of the resource was recoverable for a proven reserve of 2.9 million tons of sodium sulphate. A total of 0.68 million tons of sodium sulphate has been processed since the calculation of the ore reserves as of December 31, 1997.

Based on the reserve numbers, the Chaplin deposit has recoverable sodium sulphate reserves sufficient to accommodate the current production rate for approximately 20 years.

Bishopric Deposit

A 1997/98 sampling program at Bishopric was similar to the sampling at Chaplin Lake. Twenty locations were tested with the average sample depth being 5 feet with a total of 204 samples being recovered.

Given an area of 825 acres, to an average depth of 2 feet and an average grade of 12.2% sodium sulphate, a measured resource of 0.4 million tons of sodium sulphate was determined. The Bishopric deposit is known to be deeper than the average 2 foot depth used for the calculation with sodium sulphate known to exist to a depth of 5 feet and possibly even deeper (although indications are that the grade is lower at depth). Based on this, a reserve number using only grade and volume from the upper 2 foot section of the deposit was used. It is estimated that the recoverable resources are 0.3 million tons of sodium sulphate.

Ingebrigt Deposit

The sampling program at Ingebrigt was designed to confirm the reserves of sodium sulphate remaining in the deposits. A 1997/98 sampling program was done using a combination of both auger and diamond core drilling.

To establish the reserves of the deposit, the volume of the entire deposit, based on both previous data and data from a 1997/98 program, was calculated, with an average grade of 35% sodium sulphate to give a total resource of 9.3 million tons. The 3.3 million tons of historical production was then subtracted from the total deposit resources above, to establish the remaining amount of sodium sulphate at 6.0 million tons. With a recovery of approximately 85%, the recoverable resources are estimated at 4.8 million tons of sodium sulphate.

Ingebrigt II Deposit

The Ingebrigt II deposit has no operating history.

The 1997/98 sampling program included auger drilling carried out to confirm the size, shape and grade of this deposit for reserve calculations. A total of 74 auger drill holes were completed totaling 2,506 feet, with the deepest hole going to 103 feet. The drilling in the recent sampling program has shown the deposit to be larger than was indicated by the earlier reports.

To establish reserves, the volume of the entire deposit of 3.7 million cubic yards, based on both previous data and data from the 1997/98 program, was calculated with an average grade of 35% sodium sulphate to give a total measured resource of 1.6 million tons. It is estimated that approximately 75% of the resource can be recovered for proven resources of 1.2 million tons of sodium sulphate.

Land Tenure and Mining Leases

Chaplin

Mining rights at Chaplin are held under three 20-year alkali leases covering a total of 7,861 acres. The leases expire, in one case, in January 2007 and in the other two cases, in April 2008. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan. Saskatchewan Minerals also owns approximately 330 acres of freehold surface rights in the Chaplin Lake area.

Ingebrigt and Ingebrigt II

Mining rights at Ingebrigt are held under four 20-year alkali leases covering a total of 2,284 acres. The leases expire in December 2007, November 2018, January 2023 and October 2023. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan. Saskatchewan Minerals also owns approximately 1,030 acres of freehold surface rights in the Ingebrigt Lake area.

Bishopric

Saskatchewan Minerals holds an alkali lease at Bishopric, approximately 150 kilometres southeast of Chaplin. The Bishopric lease expires in March 2008 and is renewable on the same basis as the Chaplin and Ingebrigt leases described above.

Sybouts and Muskiki Lake

Saskatchewan Minerals also holds two alkali leases at Muskiki Lake, which expire in March 2009, and two alkali leases on a former producing property at Sybouts, which expire in December 2010 and November 2017. These leases are renewable on the same basis as the Chaplin and Ingebrigt leases described above.

Management believes Saskatchewan Minerals is in compliance with the lease conditions at all of its properties.

Environmental Matters

In Saskatchewan, maintenance of environmental quality for mining operations is regulated primarily by the Environmental Management and Protection Act (Saskatchewan) (the “EMPA”) and the Mineral Industry Environmental Protection Regulations, 1996 and Hazardous Substances and Waste Dangerous Goods Regulations enacted thereunder. The Mineral Industry Environmental Protection Regulations set forth requirements for annual approvals and reclamation. Saskatchewan Environment and Resource Management inspects the plants and issues approvals to operate.

Both the Chaplin and Ingebrigt plants and associated facilities have obtained, and are in material compliance with, all licences, permits and other authorizations relating to the protection of the environment or otherwise required for the operation of the plants and facilities. Due to the nature of the production process at the sodium sulphate operations, there are no toxic tailings or hazardous discharges, resulting in relatively minimal environmental disturbance from operations. Saskatchewan Minerals is committed, through its environmental management system, to the protection and preservation of the environment and to compliance with all relevant industry standards, environmental legislation and regulations.

Saskatchewan Minerals’ decommissioning plan dated April 1997 was filed with the Saskatchewan Environment and Resource branch. The aggregate decommissioning costs for the Chaplin and Ingebrigt operations will be approximately C$1.2 million, which management believes to be a reasonable estimate of those costs.

Maintenance of steady water levels at Chaplin Lake by Saskatchewan Minerals has resulted in the lake becoming one of the most consistent nesting areas of the piping plover, a small North American shorebird on the endangered list of the Committee on the Status of Endangered Wildlife in Canada. Chaplin Lake is located in an area that has been dedicated as a Western Hemisphere Shorebird Reserve Network site. It is not anticipated that the continuing operations of Saskatchewan Minerals will be affected by this dedication in any material respect.

A Piping Plover and Sanderling bird study was commissioned during 2001 in cooperation with Saskatchewan Wetlands for a five year period to provide the basis for any impact that the construction of the new dikes on East Chaplin Lake will have on the populations of these species. To date, the dikes on West Chaplin Lake have proved beneficial to the species by providing additional nesting areas and constant water levels. The constant water levels provide necessary feeding areas that these species need to increase their populations. It is believed that the dike construction on East Chaplin Lake will provide additional nesting and feeding areas for these species. Since the 2004 study, the Corporation has been notified that no further studies are required.

Operations

Chaplin

The Chaplin facility is located on the southwest side of the Town of Chaplin, approximately 80 kilometres west of Moose Jaw, Saskatchewan. It has been operated by Saskatchewan Minerals since 1947. Production is derived from a deposit located in the 18 square mile Chaplin Lake. The site includes nine main buildings (including a plant, an office, a laboratory and storage facilities) and five brine reservoirs.

The site straddles the Trans-Canada Highway and has a rail spur entering from the main Canadian Pacific Railway rail line located just north of the site.

The following table sets out the production volumes at the Chaplin plant for each year in the three-year period ended December 31, 2004.

Chaplin Plan Production Statistics

	Year ended December 31
	2004	2003	2002

Production (tons)	98,077	110,009	123,709

Mining and Processing

Sodium sulphate in the Chaplin deposit occurs as Glauber’s salt intermingled with mud in the lakebed of Chaplin Lake. Sodium sulphate is recovered from the Chaplin deposit by dissolution to form concentrated brines. During the summer, fresh water is released onto the lakebed of Chaplin Lake. The warm fresh water leaches sodium sulphate from the mud layers below. The resulting sodium sulphate enriched brine is then pumped into five brine reservoirs, eight to nine feet deep, of approximately one million square feet each, where it is stored until the weather cools. During autumn, as ambient temperatures drop, the brine cools and fractional crystallization occurs in the reservoirs. “Glauber’s salt”, the hydrous form of the sodium sulphate, precipitates out of the brine within these reservoirs. The weak solution remaining in the reservoirs is drained back into the lake when the surface of the reservoirs starts to develop a solid layer of ice. The Glauber’s salt is windrowed using conventional earth-moving equipment and is hauled with trucks to a stockpile near the plant for future processing.

Glauber’s salt from the stockpile is conveyed to the plant. In the plant, the salt is melted and purified, following which an evaporator, a centrifuge and a rotary dryer remove the water. The dried sodium sulphate is placed in a storage facility and loaded as required for transport.

The process of recovery is dependent on an adequate supply of water and on the weather. Warm summer weather results in a higher yield of Glauber’s salt. Thus, it is desirable to maintain a large reserve stockpile at Chaplin so that lower yield harvest years will not affect the annual production of sodium sulphate.

The Chaplin plant has a production capacity of 142,000 tons per year, but the capability to obtain raw salt from the lake has limited production to an average of 95,000 tons per year over the last 10 years. In 2004, a harvest of approximately 115,000 tons along with the carryover from 2003 allowed for production of 98,077 tons of finished product and sales of 96,610 tons.

The second Quality Audit on the new ISO 9002:2000 standard took place during December 2004 for Saskatchewan Minerals. The results of the audit were encouraging as the company not only maintained its position on the old standard but received a recommendation from the auditor to the ISO 9002 committee that the company will retain new ISO 9002:2000 standard certificate.

Ingebrigt

The Ingebrigt facilities, which have been placed in a care and maintenance status since December 31, 2000 due to high operating expenses and market conditions, are located 300 kilometres west of Moose Jaw and 53 kilometres north of the Trans-Canada Highway. The facility was operated by Saskatchewan Minerals from 1967 until 2000. Production was derived from a deposit located in a 700-acre lake. The site includes 16 main buildings (including a factory, a crystallization building, a clarification building, an office and storage facilities) and one brine reservoir.

The site is accessible by highway and serviced by a branch line of the Canadian Pacific Railway.

Mining and Processing

The Ingebrigt Lake deposit is considerably different from the Chaplin Lake deposit. The lake is smaller, much deeper and lies in the centre of a small drainage basin. The sodium sulphate exists in solid crystalline form as Glauber’s salt in a bed averaging 22 feet thick. The bed is in the shape of two inverted cones with the bottom of the cones over 100 feet deep, the deepest of any Saskatchewan deposit.

Sodium sulphate was recovered from the deposit by use of a floating dredge equipped with a cutterhead on a boom and pumped to a clarification plant, to remove insolubles and organic material. The saturated brine was then pumped to the process facility where the sodium sulphate laddened brine was recystallized, dewatered and remelted. The saturated brine was then fed to the submerged combustion units where the excess water was boiled off, centrifuged to separate the crystalline sodium sulphate and dried for shipment.

Employees

As of February 28, 2005, Saskatchewan Minerals had 35 employees, 24 of whom were members of the Chemical Energy and Paperworkers Union, Local 678 and 11 of whom were non-unionized management employees, including one management employee remaining at Ingebrigt for security purposes. A collective bargaining agreement is in effect with the union, covering the period from May 1, 2003 to April 30, 2006.

A fatality occurred in August, 2003 when an employee entered the ramp hopper to remove a lump that prevented the raw product from flowing. The material that was suspended overhead broke loose and buried the employee.

The Provincial Occupational Health and Safety Division issued five contraventions to Saskatchewan Minerals, but no cease work contraventions due to the incident. All contraventions have been abated. During December 2004, two charges were laid against the Corporation; (i) failure to ensure the health, safety and welfare at work of all the employer’s workers (ii) failure to ensure that all work at a place of employment is sufficiently and completely supervised. A court date has been set for March 2005 to enter a plea.

There were no Lost Time Accidents in 2004 for Saskatchewan Minerals’ employees.

DIVIDENDS

Dividend payments were initiated in February 2001 after the Red Lake Mine successfully entered commercial production. Since such time, Goldcorp has increased the dividend payment four times for a total increase of 260%.

Goldcorp made dividend payments of $0.025 per share in March and June 2002 and dividend payments of $0.03 per share in September and December 2002.

On January 14, 2003, the Corporation increased its total annual dividend payment to $0.15 per share from $0.12 per share. The frequency of the dividend payments increased from four times to six times per year (every two months). On December 16, 2003, the Corporation increased its annual dividend payment by 20% to $0.18 per share and increased the frequency of payments to 12 times per year such that shareholders of the Corporation receive twelve monthly payments of $0.015 per share.

The first monthly dividend payment to shareholders was on December 19, 2003 at $0.015 per share. On January 13, 2004, Goldcorp also paid a special dividend of $0.10 per share.

Although Goldcorp expects to continue paying an annual cash dividend, the timing and the amount of the dividends to be paid by Goldcorp will be determined by the Board of Directors of Goldcorp from time to time based upon, among other things, cash flow, the results of operations and financial condition of Goldcorp and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Goldcorp considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of March 17, 2005, 307,673,978 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) under the symbol “GG” and on the Toronto Stock Exchange (the “TSX”) under symbol “G”. The Corporation’s options trade on the American Stock Exchange, the Chicago Board of Options Exchange and the Pacific Stock Exchange in the United States and on the Montreal Exchange in Canada.

The Corporation is now a member of all the major North American and International gold indices, including the TSX’s S&P/TSX Canadian Gold Index, the FTSE London Gold Mines Index, the Philadelphia Stock Exchange’s Gold Index (XAU), the AMEX’s Gold Bugs’ Index (HUI), the AMEX Gold Miners Index (GDM) and the Barron’s Gold Mines Index (GMI).

The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low	Average Daily
Month	(C$)	(C$)	Volume

January 2004	21.10	17.06	1,002,194
February 2004	19.46	17.30	769,416
March 2004	19.56	17.31	637,674
April 2004	19.68	14.80	915,979
May 2004	16.88	14.15	1,222,144
June 2004	16.77	14.76	634,478
July 2004	16.62	14.49	482,330
August 2004	17.25	14.69	465,751
September 2004	17.59	15.50	572,752
October 2004	17.80	16.47	593,081
November 2004	18.69	16.07	723,304
December 2004	19.50	16.10	1,981,082

The price of the Common Shares as reported by the TSX at the close of business on December 31, 2004 was C$18.06 and on March 28, 2005 was C$17.06.

1999 Warrants

The common share purchase warrants issued in 1999 (the “1999 Warrants”), each 1999 Warrant entitling the holder to purchase 2.08 Common Shares (up from 2.00 as a result of the Special Dividend declared and paid under the Wheaton Transaction) at a price of C$10.00 per share at any time before May 13, 2009, are listed and posted for trading on the TSX under the symbol “G.WT”. The following table sets forth information relating to the trading of the 1999 Warrants on the TSX for the months indicated.

	High	Low	Average Daily
Month	(C$)	(C$)	Volume

January 2004	24.00	18.99	22,719
February 2004	22.59	18.26	6,550
March 2004	21.88	17.00	44,840
April 2004	22.05	14.70	22,064
May 2004	17.75	15.00	37,727
June 2004	16.10	14.80	4,430
July 2004	17.00	13.74	27,434
August 2004	17.25	14.50	6,530
September 2004	17.61	15.17	558,700
October 2004	18.00	16.16	626,863
November 2004	19.50	16.00	19,800
December 2004	19.75	16.20	24,188

The price of the 1999 Warrants as reported by the TSX at the close of business on December 31, 2004 was C$18.99 and on March 28, 2005 was C$17.00.

2002 Warrants

The common share purchase warrants issued in April 2002 (the “2002 Warrants”), each 2002 Warrant entitling the holder to purchase 2.08 Common Shares (up from 2.00 as a result of the Special Dividend declared and paid under the Wheaton Transaction) at a price of $12.50 per share at any time before April 30, 2007, are listed and posted for trading on the TSX under the symbol “G.WT.U”. The following table sets forth information relating to the trading of the 2002 Warrants on the TSX for the months indicated.

	High	Low	Average Daily
Month	($)	($)	Volume

January 2004	10.56	7.50	37,626
February 2004	10.00	7.25	21,097
March 2004	9.50	7.87	138,004
April 2004	9.75	5.25	86,650
May 2004	6.75	5.05	51,000
June 2004	5.68	5.50	2,800
July 2004	7.65	5.88	11,390
August 2004	7.75	5.60	15,345
September 2004	7.85	5.70	94,745
October 2004	7.70	6.40	792,400
November 2004	9.10	6.22	62,350
December 2004	9.26	7.00	19,549

The price of the 2002 Warrants as reported by the TSX at the close of business on December 31, 2004 was $8.49 and on March 28, 2005 was $6.50.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an executive officer of the Corporation.

Name,
Province/State and
Country of Residence	Position(s) with the Corporation	Principal Occupation

David R. Beatty (3) Ontario, Canada	Director since 1994	Chairman and Chief Executive Officer of Beatinvest Limited (an investment company)

John P. Bell (2)(4) British Columbia, Canada	Director since 2005	Chairman of Coast Cranberries

Lawrence I. Bell (1)(3)(4) British Columbia, Canada	Director since 2005	Non-Executive Chairman of the British Columbia Hydro and Power Authority

Douglas Holtby (1)(3) British Columbia, Canada	Director since 2005	President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)

Brian W. Jones (1) Missouri, United States	Director since 1990	President and Chief Executive Officer of New Heights International Inc. (an investment company)

Antonio Madero (2) Mexico City, Mexico	Director since 2005	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

Robert R. McEwen (6) Ontario, Canada	Chairman and a Director since 1986	Non-Executive Chairman of Goldcorp

Dr. Donald R.M. Quick (2)(4) Ontario, Canada	Director since 2000	Private Investor

Michael L. Stein (2)(3) Ontario, Canada	Director since 2000	Chairman and Chief Executive Officer of the MPI Group (a private investment company) and Executive Chairman of CAP REIT

Ian W. Telfer (6) British Columbia, Canada	President, Chief Executive Officer and a Director since 2005	President and Chief Executive Officer of Goldcorp and Chairman and Chief Executive Officer of Wheaton

Peter D. Barnes (7) British Columbia, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Goldcorp, Wheaton and Silver Wheaton Corp.

Russell Barwick (7) Sydney, Australia	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Goldcorp and Wheaton

Eduardo Luna (7) Mexico City, Mexico	Executive Vice President	Executive Vice President of Goldcorp and Wheaton, and Chairman and Interim Chief Executive Officer of Silver Wheaton Corp.

Michael L. Hoffman Ontario, Canada	Vice President, Projects	Vice President, Projects of Goldcorp

John A. Begeman South Dakota, United States	Vice President, Western Operations	Vice President, Western Operations of Goldcorp

Brad Boland Ontario, Canada	Vice President, Finance	Vice President, Finance of Goldcorp

Name,
Province/State and
Country of Residence	Position(s) with the Corporation	Principal Occupation

Gilles Filion Ontario, Canada	Vice President, Exploration	Vice President, Exploration of Goldcorp

R. Gregory Laing Ontario, Canada	Vice President, Legal	Vice President, Legal of Goldcorp

Rohan Hazelton (7) British Columbia, Canada	Corporate Controller	Corporate Controller of Goldcorp

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Health, Safety and Environmental Committee.

(5)	Messrs. John Bell, Lawrence Bell, Douglas Holtby, Antonio Madero and Ian Telfer were appointed as directors of the Corporation and Messrs. Ronald Goldsack, Stuart Horne and James Hutch resigned as directors of the Corporation on February 24, 2005.

(6)	Mr. McEwen resigned as Chief Executive Officer of the Corporation on February 24, 2005 and Mr. Telfer was appointed Chief Executive Officer and President of the Corporation on February 24, 2005 and March 17, 2005, respectively.

(7)	Messrs. Barnes, Barwick, Luna and Hazelton were appointed officers of the Corporation on March 17, 2005.

The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

     David R. Beatty — Director. Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Managing Director of the Canadian Coalition for Good Governance and Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He also serves on the boards of the Bank of Montreal, Inmet Mining, First Service, Husky Injection Molding Limited and Thistle Mining Inc. He was previously Chairman and Chief Executive Officer of Old Canada Corporation.

     John P. Bell — Director. Mr. John Bell is currently Chairman of Coast Cranberries and an independent director of Taiga Forest Products. Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit.

     Lawrence I. Bell — Director. Mr. Lawrence Bell is the non-executive Chairman of both the British Columbia Hydro and Power Authority and Powerex. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman of the British Columbia Hydro and Power Authority. He is also a Director of International Forest Products and Shato Holdings Ltd. and is Chairman of the University of British Columbia Investment Management. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

     Douglas M. Holtby — Director. Mr. Holtby is President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., as well as, a Trustee/Director for CanWest Communications, ROB.TV and CKVU.

     Brian W. Jones — Director. Mr. Jones is President and Chief Executive Officer of New Heights International Inc. (an investment company) and is a director of several corporations.

     Antonio Madero — Director. Mr. Madero is Chairman and Chief Executive Officer of SANLUIS Corporación. He holds an MBA from Harvard University and a degree in Mining and Metallurgical engineering from the National University of Mexico. He is a member of the

International Advisory Board of J.P. Morgan Chase (New York), Global Counselor of The Conference Board, New York; Executive Committee on University Resources, Harvard Founder, David Rockefeller Center for Latin American Studies, Harvard Member of The Trilateral Commission and a Director of Alfa, Grupo Financiero Scotiabank Inverlat, ING México, Grupo México, Grupo Posadas, Deere & Company and the National Museum of Art (Mexico) . He is also a member and former Chairman of Mexican Businessmen Council. He founded and is serving as Chairman of Fundación México en Harvard, A.C.

     Robert R. McEwen — Director. Mr. McEwen is Non-Executive Chairman of Goldcorp. He is also Chairman, Chief Executive Officer and a Director of Lexam Explorations Inc. He was previously Chairman, Chief Executive Officer and a Director of CSA Management Inc.

     Dr. Donald R.M. Quick — Director. Dr. Quick is a Doctor of Chiropractic who owned and operated the East Hamilton Chiropractic Clinic. He was a director of CSA Management Inc. from 1996 to 2000.

     Michael L. Stein — Director. Mr. Stein is Chairman and Chief Executive Officer of the MPI Group (a private investment company) and Executive Chairman of CAP REIT. He was previously the Chairman and Chief Executive Officer of Canadian Apartment Communities Inc. and Canadian Apartment Management Inc. He was a director of CSA Management Inc. from 1994 to 2000.

     Ian W. Telfer — Chairman, Chief Executive Officer and Director. Mr. Telfer has been Chairman and Chief Executive Officer of Wheaton since September 2001 and Chief Executive Officer and President of Goldcorp since February 24, 2005 and March 17, 2005, respectively. Mr. Telfer has over 20 years experience in the precious metals business. As a founding director of TVX Gold Inc., he served as its President and Chief Executive Officer during the first ten years and has also held positions as a director of Lihir Gold, and President and Chief Executive Officer of Vengold Inc. In these capacities, Mr. Telfer has raised close to $1 billion for mining exploration and development around the world.

     Peter D. Barnes — Executive Vice President and Chief Financial Officer. Mr. Barnes has been Executive Vice President of Wheaton since February 2003, Chief Financial Officer of Wheaton since July 2003, Executive Vice President and Chief Financial Officer of Silver Wheaton since October 2004, and Executive Vice President and Chief Financial Officer of Goldcorp since March 2005. Prior to joining Wheaton, from September 1996 to March 2002, he was Chief Financial Officer of Crew Development Corporation and, from October 2000 to March 2002, he was President and Chief Financial Officer of Crew Development Corporation where he was instrumental in building the company over a period of five years. Mr. Barnes is a Chartered Accountant with over 15 years of senior financial experience, and holds a BSc in Economics from the University of Hull, England.

     Russell Barwick — Executive Vice President and Chief Operating Officer. Mr. Barwick has been Executive Vice President of Wheaton and Managing Director of Wheaton Asia-Pacific Operations since February 2003, Chief Operating Officer of Wheaton since 2004 and Chief Operating Officer of Goldcorp Inc. since March 2005. Prior to joining Wheaton, from July 2000 to October 2001, he was Managing Director and Chief Executive Officer of Newcrest Mining Limited and, from July 1996 to July 2000, he was a Director of Placer Dome Asia-Pacific. Mr. Barwick is a Mining Engineer with over 30 years experience in the mining industry. He has worked in Australia, the Americas and developing countries in the Asia-Pacific region.

     Eduardo Luna — Executive Vice President. Mr. Luna has been Executive Vice President of Wheaton since June 2002, Chairman and Interim Chief Executive Officer of Silver Wheaton since October 2004, Executive Vice President of Goldcorp since March 2005 and President of Luismin, S.A. de C.V. since 1991. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

     Michael L. Hoffman — Vice President, Projects. Mr. Hoffman is Vice President, Projects of Goldcorp. He has been with Goldcorp since

2002. He is responsible for the study, design and construction of the Red Lake Mine expansion. Mr. Hoffman has 22 years industry experience and, prior to joining Goldcorp, has held management and engineering positions with several mining companies, mining contractors and mining consultants.

     John A. Begeman — Vice President, Western Operations. Mr. Begeman has been Vice President, Western Operations of Goldcorp since May 2000 and has been with Goldcorp since 1987. He is the General Manager of Wharf Resources (USA) Inc. and is responsible for Saskatchewan Minerals. He has 28 years of experience in the mining industry.

     Brad Boland — Vice President, Finance. Mr. Boland has been Vice President, Finance of Goldcorp since February 2003, prior thereto from July 2001, he was Controller of Goldcorp and has been with Goldcorp since 1998. He is also Vice President, Finance of Lexam Explorations Inc. He has nine years of experience in the mining industry.

     Gilles Filion — Vice President, Exploration. Mr. Filion is Vice President, Exploration of Goldcorp and has been with Goldcorp since March 1998. He is also Vice President, Exploration of Lexam Explorations Inc. From 1994 to 1998, he was Manager, Geological Services at Pearson Hoffman. He has 26 years of experience in gold exploration and mining.

     R. Gregory Laing — Vice President, Legal. Mr. Laing is Vice President, Legal. He joined Goldcorp in 2003 after serving for over nine years as General Counsel to a mid-tier Canadian gold mining company with extensive international operations. Prior to entering the mining industry, he worked for nine years as a corporate securities lawyer at two prominent Bay Street firms. He is also Vice President, Legal of Lexam Explorations Inc.

     Rohan Hazelton — Corporate Controller. Mr. Hazelton was previously Corporate Controller of Wheaton and has been with Wheaton since November 2002. He is a Chartered Accountant and holds a B.A. in Math & Economics from Harvard University. Prior to joining Wheaton, he worked at a large international accounting firm.

Directors are elected at each annual meeting of Goldcorp’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at March 22, 2005, the directors and executive officers of Goldcorp, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 6,999,034 Common Shares, representing approximately 2.3% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Goldcorp as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of Goldcorp or a shareholder holding a sufficient number of securities of Goldcorp to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Goldcorp) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) David Beatty who was a director of a mining company when it made an application under the CCAA on January 7, 2005; (b) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; (c) Michael Stein who was a director of a retail company when it filed for voluntary assignment in bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to a cease trade order by the Ontario Securities Commission on July 21, 2000; and (d) Ian Telfer who was a Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

No director or executive officer of Goldcorp or a shareholder holding a sufficient number of securities of Goldcorp to affect materially the control of the Corporation has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

To the best of Goldcorp’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Goldcorp and any director or officer of Goldcorp, except that certain of the directors and officers serve as directors and officers of other public companies, specifically Lexam and Wheaton, and therefore it is possible that a conflict may arise between their duties as a director or officer of Goldcorp and their duties as a director or officer of such other companies. See “Description of the Business — Risk Factors — Potential Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2002, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. The co-transfer agent and registrar is The Bank of New York at its principal office in New York, New York, U.S.A.

MATERIAL CONTRACTS

       The only material contracts entered into by the Corporation within the financial year ended December 31, 2004 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The common share purchase warrant indenture between the Corporation and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) dated as of May 13, 1999, as amended by the supplemental common share purchase warrant indenture dated as of February 10, 2005, in connection with the creation of an aggregate of 3,000,000 1999 Warrants, each 1999 Warrant entitling the holder thereof to purchase 2.08 Common Shares at a price of C$10.00 until May 13, 2009;

2.	The common share purchase warrant indenture between the Corporation and Computershare Trust Company of Canada dated as of April 30, 2002, as amended by the supplemental common share purchase warrant indenture dated as of February 10, 2005, in connection with the creation of an aggregate of 4,000,000 2002 Warrants, each 2002 Warrant entitling the holder thereof to purchase 2.08 Common Shares at a price of $12.50 until April 30, 2007;

3.	The Acquisition Agreement referred to under the heading “General Development of the Business — Wheaton Transaction” in this annual information form; and

4.	The Arrangement Agreement referred to under the heading “General Development of the Business — Wheaton Transaction” in this annual information form.

INTERESTS OF EXPERTS

Watts, Griffis and McOuat Limited, Toronto, Ontario, audited the Mineral Reserves and the Mineral Resources of the Corporation for the financial year ended December 31, 2004 contained in this annual information form. All invoices are settled in cash.

As at March 29, 2005, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly , in the securities of Goldcorp or its associates or affiliates.

AUDIT COMMITTEE

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The members of the Corporation’s current Audit Committee are Mr. Douglas M. Holtby (Chairman), Mr. Lawrence I. Bell and Mr. Brian W. Jones. Prior to March 17, 2005, the Audit Committee was composed of Mr. Jones (Chairman), Mr. Goldsack and Mr. Stein. Each of Messrs. Holtby, Bell and Jones are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.

The Audit Committee met four times in 2004 and each of Messrs. Jones, Goldsack and Stein were present at each meeting.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

Douglas M. Holtby — Mr. Holtby is a Chartered Accountant in both Alberta and British Columbia. He is President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., as well as, a Trustee/Director for CanWest Communications, ROB.TV and CKVU.

Lawrence I. Bell — Mr. Bell is the non-executive Chairman of both the British Columbia Hydro and Power Authority and Powerex. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman of the British Columbia Hydro and Power Authority. He is also a Director of International Forest Products and Shato Holdings Ltd. and is Chairman of the University of British Columbia Board of Governors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

Brian W. Jones — Mr. Jones has served as a member and Chairman of Goldcorp’s Audit Committee for a total of 10 years. He has been the President and Chief Executive Officer of three companies during the past 18 years, currently New Heights International, Inc., a private investment company, based in St. Louis, Missouri.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provisions of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2004 were $394,000 (December 31, 2003 — $332,000).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation’s external auditors for the financial year ended December 31, 2004 were $202,000 (December 31, 2003 — $34,000). Details of such billings are provided below:

•	Quarterly review of interim financial statements	$68,000
•	Compilation report on pro forma financial statements, French translation and a review of U.S. GAAP reconciliation in take-over bid circular	124,000
•	Observations and recommendations related to accounting system implementation	10,000

		$202,000

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the financial year ended December 31, 2004 were nil (December 31, 2003 — $122,000).

All Other Fees

The aggregate non-audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2004 were $108,000 (December 31, 2003 — $55,000). These billings related to due diligence services provided in connection with the Wheaton acquisition.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; on the United Sates Securities and Exchange Commission website at www.sec.gov; or on Goldcorp’s website at www.goldcorp.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Corporation to be prepared in connection with the Corporation’s annual and special meeting of shareholders scheduled to be held on May 16, 2005 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2004.

SCHEDULE “A”

GOLDCORP INC.
AUDIT COMMITTEE CHARTER

1.	Purposes of the Committee

To assist the Board in its oversight of:

•	the accounting and financial reporting processes and audits of financial statements;

•	the integrity of financial statements;

•	compliance with legal and regulatory requirements;

•	the qualifications and independence of independent auditors; and

•	the performance of the independent auditors and Goldcorp’s internal audit function.

The function of the Committee is oversight; it is not the Committee’s duty or responsibility to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

The Committee is directly responsible for the appointment, retention, termination, compensation and oversight of the work of the independent auditors.

Management is responsible for the preparation, presentation and integrity of the financial statements and any financial information filed with securities regulatory authorities or stock exchanges or otherwise publicly disseminated and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

The independent auditors are responsible for planning and carrying out an audit of the annual financial statements, reviewing quarterly unaudited financial statements prior to the filing of each quarterly report and conducting any other procedures approved by the Committee in accordance with applicable auditing standards. The independent auditors shall report directly to the Committee.

The independent auditors shall submit to the Committee annually a formal written statement (the “Auditors[1] Statement”) described under “Committee Duties and Responsibilities”, below.

2.	Committee Membership/Meetings

Shall consist of three or more “unrelated” or “independent” Directors, each member shall be “financially literate” and one shall be the “audit committee financial expert”; no Director may serve on the Committee if such Director serves on the audit committees of more than two other public companies; shall meet separately at least quarterly with management, internal audit function personnel and the independent auditors.

3.	Committee Duties and Responsibilities

•	with respect to the independent auditors,

>	appoint, retain and terminate the independent auditors; sole authority to approve all audit engagement fees and terms,

>	pre-approve and monitor all audit and non-audit services; publicly disclose audit and non-audit fees on annual basis,

>	ensure the annual delivery of the Auditors’ Statement relating to, among other things, the independent auditors’ internal quality-control procedures,

>	obtain annually a formal written statement of the fees billed in each of the last two fiscal years for the services rendered,

>	obtain in connection with any audit a timely report relating to the annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any “management” letter or schedule of unadjusted differences,

>	resolve any disagreements between management and the independent auditors regarding financial reporting,

>	review and evaluate the qualifications, performance and independence of the lead audit partner,

>	discuss with management the rotation of the lead audit partner, the concurring audit partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself,

>	take into account the opinions of management and internal audit function personnel in assessing the independent auditors’ qualifications, performance and independence, and

>	instruct the independent auditors that they are ultimately accountable to the Board and the Committee, as representatives of Goldcorp’s shareholders;

•	with respect to the internal audit function,

>	review the appointment and replacement of the person with principal responsibility for the internal audit function; and

>	advise that person they are expected to provide to the Committee summaries of and significant reports to management prepared in relation to the internal audit function; and

•	with respect to financial reporting principles and policies and internal audit controls and procedures,

>	advise management, internal audit function personnel and the independent auditors that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices,

>	meet with management, internal audit function personnel and the independent auditors to discuss, and review before public disclosure of, among other things, the annual audited financial statements and quarterly unaudited financial statements, including disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”,

>	consider any reports or communications (and management’s responses) submitted to the Committee by the independent auditors required by applicable auditing standards,

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>	discuss internal controls with the chief executive officer and chief financial officer,

>	discuss guidelines and policies governing the process by which senior management and relevant departments assess and manage exposure to risk, and to discuss major financial risk exposures and the steps management has taken to monitor and control such exposures,

>	obtain from the independent auditors assurance that the audit was conducted in a manner consistent with applicable generally accepted auditing standards,

>	discuss with the chief legal officer or outside legal counsel, any significant legal, compliance or regulatory matters that may have a material effect on the financial statements, business, operations or compliance policies,

>	discuss earnings press releases,

>	discuss the types of financial information and earnings guidance, if any, provided, and the types of presentations made, to analysts and rating agencies,

>	establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and

>	establish hiring policies for employees or former employees of the independent auditors.

4.	Resources/Delegation

Shall have the resources and authority appropriate to discharge its duties and responsibilities; the authority and discretion to retain counsel, experts and/or consultants, subject to obtaining approval from the Nominating and Corporate Governance Committee; duties and responsibilities may be delegated to a subcommittee.

5.	Committee Reports

Shall produce and provide to the Board:

•	reports or other disclosures required to be prepared under applicable laws or stock exchange requirements;

•	an annual performance evaluation of the Committee; and

•	a summary of the actions taken at each Committee meeting.

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